Exhibit 99.2

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended September 30, 2012
(Expressed in U.S. Dollars, Unless Otherwise Noted)

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) of Energy Fuels Inc. and its subsidiary companies (collectively, “Energy Fuels” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of December 20, 2012 and should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended September 30, 2012. This MD&A was written to comply with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations. All financial information in this discussion and analysis is presented in United States dollars, unless otherwise stated.

As of October 1, 2011, Energy Fuels has adopted International Financial Reporting Standards (“IFRS”) as its financial reporting framework, with a transition date of October 1, 2010. The consolidated financial statements for the year ended September 30, 2011 and September 30, 2012 have been prepared in accordance with IFRS. Transition as at October 1, 2010 required restatement of Energy Fuels’ 2011 financial information from its original Canadian generally accepted accounting principles (“Canadian GAAP” or “CGAAP”) basis to the IFRS basis such that the comparatives presented in the financial statements and the MD&A are on an IFRS basis. Information presented in the MD&A prior to October 1, 2010 has not been restated as indicated. Readers of the MD&A should refer to “Conversion to International Financial Reporting Standards (IFRS)” below for a discussion of IFRS and its impact on the Company’s financial presentation, as well as note 22 of the September 30, 2012 consolidated financial statements.

Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, technical reports, and Annual Information Form are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and on the Company’s website at www.energyfuels.com.

In this discussion, the terms “Company”, “we”, “us”, and “our” refer to Energy Fuels and, as applicable, the Company’s wholly-owned subsidiaries: Energy Fuels Resources Corporation (“EFRC”), Energy Fuels Holdings Corp. (previously known as Denison Mines Holdings Corp.) (“EFHC””), White Canyon Uranium Limited (“White Canyon”), Magnum Uranium Corp. (“Magnum”), Titan Uranium Inc. (“Titan”) and their respective subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes “forward-looking information", under applicable securities laws concerning the business, operations, financial performance and condition of Energy Fuels.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "does not expect", "is expected", “is likely”, "budget", "scheduled", "estimates", “forecasts", "intends", "anticipates", "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Energy Fuels to be materially different from those expressed or implied by such forward-looking statements. Energy Fuels believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this MD&A should not be unduly relied upon. This information speaks only as of the date of this MD&A. In particular, this MD&A may contain forward-looking information pertaining to the following: the estimates of Energy Fuels’ mineral reserves and mineral resources; estimates regarding Energy Fuels’ uranium and vanadium production levels and sales volumes; capital expenditure programs, estimated production costs, exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation and regulatory actions on Energy Fuels; exploration, development and expansion plans and objectives; Energy Fuels’ expectations regarding raising capital and adding to its mineral reserves and resources through acquisitions and development; and receipt of regulatory approvals, permits and licenses and treatment under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Energy Fuels’ actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading "Risk Factors" in this MD&A and in Energy Fuels’ Annual Information

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended September 30, 2012
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Form dated December 20, 2012 available at www.sedar.com, as well as the following: global financial conditions, the market price of Energy Fuels’ securities, volatility in market prices for uranium and vanadium; ability to access capital, changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources and production; uncertainty as to reclamation and decommissioning liabilities; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; public resistance to the expansion of nuclear energy and uranium mining; uranium industry competition and international trade restrictions; incorrect assessments of the value of acquisitions; geological, technical and processing problems; the ability of Energy Fuels to meet its obligations to its creditors; actions taken by regulatory authorities with respect to mining activities; the potential influence of or reliance upon its business partners, and the adequacy of insurance coverage.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to "mineral reserves" or "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Energy Fuels does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Energy Fuels’ expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: “This MD&A” may use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that, while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

2012 HIGHLIGHTS

  On June 29, 2012, Energy Fuels acquired all of Denison Mines Corp.’s (“Denison”) mining assets andoperations located in the United States (“US Mining Division”). As a result, Energy Fuels became the onlyconventional producer of uranium in the United States.

  The acquisition included the White Mesa Mill, four producing mines, and several development andexploration properties, all of which are located in Utah, Arizona, and Colorado. The production and sales numbers detailed in this discussion and analysis are for the period between June 29, 2012 and September 30, 2012. Subsequent to September 30, 2012, Energy Fuels placed two of these mines on standby status as part of its strategy to focus on relatively lower cost sources of production.

  Energy Fuels’ fiscal year 2012 (“FY-2012”) production following the completion of the acquisition of the USMining Division totaled 310,480 pounds uranium oxide (“U3O8”) and production costs1 at the White Mesa Mill for the three months ended September 30, 2012 were $44.26 per pound U3O8.

  Uranium sales were 447,000 pounds U3O8 at an average price of $55.83 per pound.

  There were no vanadium sales during fiscal year 2012, and there was no vanadium blackflake (“V2O5”)
  production during the year.

  At the end of FY-2012, the Company had 225,000 pounds of U3O8 inventory. Based on spot market pricesat September 30, 2012, this inventory has a value of $10,463,000.

_____________________________
1 Production costs per pound include the costs of mining the ore fed to the mill in the period, which include fair value adjustments to beginning stockpile inventories, plus the costs of milling less a credit for vanadium produced in the period and excluding depreciation and amortization, divided by pounds produced, which is a non-GAAP measure.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended September 30, 2012
(Expressed in U.S. Dollars, Unless Otherwise Noted)

  Energy Fuels has a working capital position of $44,080,000, including $13,657,000 of cash and $15,268,000 of trade and other receivables.

  On February 29, 2012, Energy Fuels acquired Titan Uranium Inc., which is now a wholly-owned subsidiary of the Company. In the transaction, Energy Fuels acquired the Sheep Mountain Project, a uranium development project located in Wyoming.

  On June 21, 2012, Energy Fuels completed a C $8.2 million ($8.0 million) private placement.

  On July 24, 2012, Energy Fuels completed a C$22.0 million ($21.6 million) convertible debenture offering.

  During FY-2012, the Company continued to produce uranium ore at its Arizona 1 mine in Arizona. Previous estimates by Denison indicated that the resource would be exhausted by the end of CY-2012. However, Energy Fuels expects production from Arizona 1 to continue through mid-2013.

  During FY-2012, the Company continued development of its Pinenut mine in Arizona, and production is expected to commence in early calendar year 2013.

  During FY-2012, the Company continued uranium ore production at its Daneros mine in Utah. However, the Company placed Daneros on stand-by status in October 2012 due to lower uranium spot market prices.

  During FY-2012, the Company continued uranium and vanadium ore production at its La Sal Complex in Utah, including the Beaver and Pandora mines. However, the Company placed the Beaver mine on standby status in October 2012 due to lower uranium spot market prices, and the Company placed the Pandora mine on standby in December 2012.

  On October 2, 2012, Energy Fuels acquired the interests of Aldershot Resources Ltd. in the Sage Plain Project and other properties located in the Arizona Strip. As a result of the transaction, Energy Fuels owns 100% of the Sage Plain Project.

ABOUT ENERGY FUELS

Energy Fuels was incorporated on June 24, 1987 in the province of Alberta under the name Volcanic Metals Exploration Inc. On September 2, 2005, the Company was continued under the Business Corporations Act (Ontario), and on May 26, 2006, Volcanic Metals Exploration Inc. changed its name to Energy Fuels Inc. Energy Fuels is a reporting issuer in all of the Canadian provinces. Energy Fuels’ common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “EFR”. In addition, Energy Fuels’ convertible debentures (described below) are listed on the TSX under the symbol “EFR.DB”.

Energy Fuels is a U.S.-based intermediate uranium mining and production company with operations in Utah, Arizona, Colorado, and Wyoming. Energy Fuels wholly owns the White Mesa Mill in Utah (the “White Mesa Mill”), the only conventional uranium processing facility in the US. At the White Mesa Mill, the Company produces both uranium (as U3O8 or “yellowcake”) and vanadium (as V2O5 or “blackflake vanadium”). Vanadium is a co-product from some of the Company’s mines on the Colorado Plateau, and the White Mesa Mill has a vanadium circuit to allow for the recovery of this mineral. The U3O8 is sold to utility companies under existing sales contracts for use in nuclear power generation as well as sold into the spot market to a variety of buyers including utilities, commodities traders and/or financial institutions. The V2O5 is primarily sold to steel and alloy manufacturers. The White Mesa Mill produces additional U3O8 through the processing of other uranium-bearing sources, referred to as “alternate feed materials.” Energy Fuels owns or controls a diverse portfolio of production, development, and exploration uranium and vanadium properties in close proximity to the Company’s White Mesa Mill, including producing mines on the Arizona Strip, mines on standby on the Colorado Plateau, and additional development and exploration properties in Utah, Arizona, and Colorado. Energy Fuels also owns the Sheep Mountain Project in Wyoming, an advanced-stage development project with significant uranium resources.

Energy Fuels has a corporate office in Toronto, Ontario, and its operations are managed from its office in Lakewood, Colorado.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended September 30, 2012
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Strategy

Energy Fuels intends to continue to strengthen its position as a leading uranium producer in the United States, through production from its currently operating mines and through its ongoing business development activities, including exploration and development of existing projects. Energy Fuels will also look to further consolidate uranium properties in the United States. During the short-term, with respect to uranium production, Energy Fuels intends to focus on its lower-cost sources of production, including mines on the Arizona Strip and processing alternate-feed materials at the White Mesa Mill. With respect to its sales strategy in the short-term, as a result of the relatively weak uranium spot price, Energy Fuels will primarily focus on sales pursuant to its term contracts, which will result in realized prices that are well-above the spot market price. The Company will maintain several mines on standby and move other projects forward in permitting, thereby positioning the Company to be able to increase production in response to improved market conditions in the future.

The Uranium Industry

Over the medium- to long-term, nuclear power capacity and power generation are growing, while uranium production will likely struggle to meet this growing demand. As a result, it should be expected that prices will need to rise to higher, sustained levels to support new mines that will be required to meet increasing demand. In the short-term, there appears to be uncertainty about uranium prices as a result of ample worldwide uranium inventories and the slower-than-expected restart of Japan’s nuclear reactors. As a result of current market conditions, many producing uranium mines have been placed on standby and uranium development projects have been delayed around the World.

Uranium Demand

World net electricity consumption is expected to increase by 70% by 2035, according to the World Energy Outlook 2012 (the "WEO 2012"), a report issued by the International Energy Agency. Total demand for electricity is projected to increase on average by 2.2% per year from 18,443 terawatt-hours in 2010 to 31,859 terawatt-hours in 2035. This increased demand appears to be driven by economic and population growth. China and India account for over 60%, and OECD countries make up less than 20% of the new demand. As a result of high fossil fuel prices, energy security concerns, improved reactor designs and climate change concerns, new nuclear capacity is expected to be a significant part of meeting this growth in electricity demand.

According to the World Nuclear Association (“WNA”), as of November 2012, there are 436 nuclear reactors operable worldwide in 30 countries, generating 374.1 gigawatts of electricity. Of perhaps greater significance, 62 nuclear reactors are under construction in 13 countries including 47 under construction in China, India, South Korea and Russia. China, in particular, has a very aggressive new build program underway, including 26 reactors under construction and 171 planned or proposed. Overall, there are 484 new reactors planned or proposed around the world, an increase of 21 units from a year ago.

However, the industry continues to feel the after-effects of the March 2011 Japanese earthquake and tsunami, and resulting nuclear incident. Most countries have reaffirmed their support for nuclear power, though they have called for technical reviews of all safety and security systems of existing nuclear plants and those under construction. In addition, nations have undertaken reviews of their nuclear safety regulations. A few countries, such as Germany, Italy and Switzerland have announced that they will cancel, curtail or suspend their nuclear programs. Japan has begun to restart some of its existing reactors. However, the process has been slower than expected, with only two reactors restarted at this time. Briefly, the Japanese government announced the cancellation of their nuclear program by 2040. However, after pressure from industry and business, the government retracted this announcement. It is expected that Japan will increase the pace of their reactor restarts in 2013 and 2014.

Significantly, the governments of China, India, South Korea and Russia have all announced their intention to move ahead with their nuclear plans. In addition, several non-nuclear countries are moving ahead with their plans, such as Saudi Arabia which plans to build up to 16 reactors, Poland with plans to build 6, and United Arab Emirates with contracts for 4 reactors. These 26 plants alone are expected to result in annual U3O8 demand in excess of 13 million pounds, and demand for initial cores of about 39 million pounds.

Primary Uranium Supply

Uranium supply is the biggest variable in the supply-demand equation. During the time that the accumulated inventories from over production in the 1970s were being drawn down, primary mine production accounted for only approximately 50% of demand. A number of new mines have been brought into production over the last few years while others are in various stages of development. However, production still only accounts for approximately 87% of demand, and more mines are required to meet the increasing future demand and to replace mines that are being depleted.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended September 30, 2012
(Expressed in U.S. Dollars, Unless Otherwise Noted)

The Ux Consulting Company LLC (“UxCo”) has estimated in its “Uranium Market Outlook – Q2 2012” that existing mine production plus new planned and potential mine production will increase primary uranium supply from 147 million pounds in 2012 to 231 million pounds in 2020. One of the principal drivers for the increase in primary mine production is expected to be Kazakhstan, which is projected to increase production by about 21% between 2012 and 2020. In order to reach these estimated primary uranium supply levels, a number of large new mines, mainly in Africa, will also need to be developed and brought into production. However, it is expected that prices will need to increase appreciably to support the additional higher cost production and significant capital expenditures required to meet these production forecasts.

Secondary Uranium Supply

Primary mine production currently supplies approximately 78% of demand. The balance of demand is supplied from secondary sources such as remaining excess commercial inventories, reprocessing of spent fuel, inventories held by governments and the down blending of highly-enriched uranium (“HEU”) from nuclear weapons programs. By far, the most significant of the secondary supplies currently is the 18 to 24 million pounds per year being provided from the HEU down blending program. The HEU program is expected to terminate at the end of 2013. It is expected that the supply gap created by this termination will need to be made up from new primary mine production.

Excess commercial inventories, which were once one of the major sources of secondary supplies during the period from the early 1970s to the early 2000s, have largely been consumed; however, some government inventories, particularly in the U.S. and Russia, remain. The disposition of these inventories may have a market impact over the next 10 to 20 years, although the rate and timing of this material entering the market is uncertain. The market is however currently being affected by the release of DOE material related to continued operations at USEC Inc.

Reprocessing of spent fuel is another source of secondary supply, but is expected to satisfy only 3% to 4% of demand. Expansion of this secondary source would require major investments in facilities which the Company believes could only be supported by a significant increase in long-term uranium prices.

UxCo expects that secondary sources of supply will fall from 45 million pounds to 15 million pounds per year from now to 2020.

Uranium Prices

Most of the countries that use nuclear-generated electricity do not have a sufficient domestic uranium supply to fuel their nuclear power reactors. Their electric utilities must secure their required uranium supply by entering into medium- and long-term contracts with foreign uranium producers and other suppliers. These contracts usually provide for deliveries to begin two to four years after they are signed and provide for delivery from four to ten years thereafter. In awarding medium- and long-term contracts, electric utilities consider, in addition to the commercial terms offered, the producer’s uranium reserves, record of performance and costs, which are important to the producer's or supplier’s ability to fulfill long-term supply commitments. Prices are established by a number of methods, including base prices adjusted by inflation indices, reference prices (generally spot price indicators, but also long-term reference prices) and annual price negotiations. Contracts may also contain floor prices, ceiling prices and other negotiated provisions. Under these contracts, the actual price mechanisms are usually confidential. Electric utilities procure their remaining requirements through spot and near-term purchases from uranium producers and other suppliers, including other utilities holding excess inventory and governments.

While long-term demand is steadily growing, short-term demand is affected in large part by utilities’ uncovered requirements. To the extent that they have uncovered demand in the near term, they generally will purchase on the spot market, which in turn affects the spot price. Currently, there is relatively little uncovered demand, so utility buying is primarily discretionary and price driven.

Historically, spot prices are more volatile than long-term prices. The spot price began 2011 at $62.50 rising to the low $70s prior to the nuclear incident in Japan, following which the spot price dropped to $49.00 in August and ended FY-2012 at $46 per pound.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended September 30, 2012
(Expressed in U.S. Dollars, Unless Otherwise Noted)

The long-term price ranged from $63.00 per pound U3O8 at the beginning of 2012, increased to $67 per pound in April, and was $61 per pound at the end of September 2012. Long-term prices are driven more by production costs and future supply-demand forecasts than by customer inventories.

Competition

Uranium production is international in scope and is characterized by a relatively small number of companies operating in only a few countries. The top eight producers accounted for about 85% of the world’s primary mine supply in 2012.

About 77% of the world’s production came from five countries, namely Kazakhstan, Canada, Australia, Niger, and Namibia. Kazakhstan passed Canada in 2009 as the largest producer, a role Canada had held for 17 years.

Marketing Uranium

Energy Fuels sells its uranium under a combination of long-term and spot contracts. The long-term contracts have a variety of pricing mechanisms, including fixed prices, base prices adjusted by inflation indices and/or spot price or long-term contract reference prices. Time of delivery during a year under long-term contracts is at the discretion of the customer, so the Company’s delivery obligations may vary markedly from quarter to quarter. Spot sales are priced at or near published industry spot prices.

In FY2012, approximately 44% of Energy Fuels’ total sales volume was sold under long-term contracts, with the remainder sold in the spot market. The Company currently has three long-term contracts in place. One contract, the KEPCO Off-take Agreement, is for 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. This agreement also provides for the purchase of 20% of production after 2015 subject to certain conditions. The second contract is for delivery of 1,100,000 pounds of U3O8 over a period of six years beginning in 2011. The third contract is for a quantity which is equal to 20% of the production from the White Mesa Mill during the years 2012 to 2017 inclusive, but not less than 200,000 pounds U3O8 per year.

Energy Fuels will continue to seek long-term contracts at prices sufficient to support the development of its mineral assets.

The Vanadium Market

Vanadium adds strength to high performance steels and strengthens titanium where strength combined with lightness is required for everything from golf clubs to aerospace applications. Demand for vanadium from the steel industry represents approximately 92% of the total demand, while the chemical and titanium alloy industries represent the other major consumers of vanadium with 4% each of the world demand. As the demand for these high strength, high performance steels increases and as new uses are developed for lightweight, high strength titanium, vanadium demand can be expected to increase at a faster rate than the growth of global steel production. The average vanadium content in steel in the developing countries is much lower than that in the developed countries and can be expected to increase, adding to the demand.

While demand is expected to grow over time, supply has to increase to meet this demand. Many primary producers from ore, in countries such as China, Russia and South Africa, were shut down due to low prices. Production from steel making slag had been cut back or halted. As demand increases and prices strengthen, some of these facilities can be expected to restart or increase production thus moderating any anticipated price increases.

Spot vanadium prices were relatively flat for most of the year staying in the $5.00 to $6.00 per pound range.

While long-term demand can be expected to increase, short-term demand is expected to be relatively stable and prices should remain close if not slightly higher than their current level throughout 2013.

Vanadium Marketing

Energy Fuels sells its vanadium both as V2O5 and as ferrovanadium (“FeV”) through spot sales to industry end-users and to trading companies. There were no vanadium sales by Energy Fuels during FY-2012 but sales into the U.S. market as V2O5 will resume in FY-2013.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended September 30, 2012
(Expressed in U.S. Dollars, Unless Otherwise Noted)

ACQUISITION OF THE U.S. MINING DIVISION OF DENISON MINES CORP.

On June 29, 2012, the Company completed the acquisition of all of Denison Mines Corp.’s mining assets and operations located in the United States. The Company acquired the US Mining Division through the acquisition of all of the issued and outstanding shares of Denison’s subsidiaries, Denison Mines Holdings Corp. (“DMHC”) and White Canyon Uranium Limited (“White Canyon”).

In the transaction (the “Transaction”): (a) Energy Fuels acquired (i) all of the issued and outstanding shares of DMHC and White Canyon (collectively, the “Acquired Shares”), and (ii) an assignment of all amounts owing to Denison or any affiliate of Denison (other than DHMC, White Canyon or any direct or indirect subsidiary of DMHC) (the “Acquired Debt”), and issued to Denison in consideration for the Acquired Shares and the Acquired Debt, 425,440,872 common shares of Energy Fuels (the “EFI Share Consideration”); and (b) immediately after the issuance of the EFI Share Consideration to Denison, Denison completed an Arrangement under the Business Corporations Act (Ontario), pursuant to which it completed a reorganization of its capital and distributed the EFI Share Consideration to Denison shareholders on a pro rata basis as a return of capital in the course of that reorganization. Upon the completion of the Transaction, two additional directors, as agreed between Denison and Energy Fuels, were appointed to the board of directors of Energy Fuels.

DMHC, through its wholly-owned subsidiaries, holds mineral properties located in Colorado, Utah, and Arizona, including two currently producing mines, the Arizona 1 Mine and Pinenut Mine both located in Northern Arizona. In addition DMHC owns and operates the White Mesa Mill, located near Blanding, Utah. This 2,000 ton per day facility is the only operating conventional uranium mill in the United States. The acquisition also included three other mines which the Company recently placed on stand-by status (the Beaver Mine and Daneros Mine, both located in southeast Utah) and the Pandora Mine, also located in southeast Utah, which the Company placed on standby in December 2012; as well as several additional mines on standby and development and exploration projects located in Utah, Arizona, and Colorado.

ACQUISITION OF TITAN URANIUM INC.

On February 29, 2012, Energy Fuels completed the acquisition of Titan Uranium Inc. Prior to the completion of the transaction, the Company and Titan entered into a Business Combination Agreement on December 5, 2011, whereby Energy Fuels agreed to acquire, by way of a Plan of Arrangement (the “Arrangement”), all of the outstanding common shares of Titan. The shareholders of Energy Fuels and the shareholders of Titan approved the Arrangement at their respective Special Meetings held on February 10, 2012 and February 14, 2012. Pursuant to the Arrangement, Titan shareholders received 0.68 common shares of Energy Fuels for each whole common share of Titan.

Prior to the Arrangement, Titan had mineral properties located in the Athabasca Basin in Canada and in Wyoming and Utah in the US. On February 23, 2012, Titan sold its Canadian mineral properties to Mega Uranium Ltd. (“Mega”) in exchange for 10,000,000 common shares of Mega, valued at $3,450,000 at the date of the sale. Titan’s primary US mineral property is the Sheep Mountain Project located about 8-miles south of Jeffrey City, Wyoming.

Energy Fuels will continue Titan’s design and permitting for the Sheep Mountain Project which includes an open pit mine, an underground mine and the operation of a uranium processing facility utilizing heap leach recovery.

On March 1, 2012, Energy Fuels announced an updated Preliminary Feasibility Study for the Sheep Mountain Project which increased the Probable Mineral Reserve to 18.4 million lbs. U3O8 contained in 7.5 million tons at an average grade of 0.123% eU3O8. On April 13, 2012 the PFS was posted on SEDAR. Total Indicated Resource is 12.9 million tons containing 30.3 million lbs. U3O8 at an average grade of 0.117% eU3O8, which includes the Probable Mineral Reserve number described above.

The Company is considering a modified plan which would require a much-reduced initial capital investment of $61 million. The modified plan initially develops the open pit only, and delays producing the underground deposit until the 5th year of operations.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended September 30, 2012
(Expressed in U.S. Dollars, Unless Otherwise Noted)

SELECTED ANNUAL FINANCIAL INFORMATION

The following selected financial information was obtained directly from or calculated using the Company’s consolidated financial statements for the following fiscal years:

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
$000, except per share data	2012	2011	2010 [1]
Results of Operations:
Total revenues	$25,028	$-	$-
Net income (loss)	16,973	(3,567)	(4,315)
Basic and diluted earnings (loss) per	0.06	(0.04)	(0.05)

	As at September	As at September	As at September
	30, 2012	30, 2011	30, 2010 [1]
Financial Position:
Working capital	$ 44,080	$ 6,788	$ 3,158
Property, plant and equipment	133,085	33,292	480
Total assets	239,808	43,493	33,793
Total long-term liabilities	38,447	452	333

1 As reported under Canadian GAAP

RESULTS OF OPERATIONS

The Company recorded net income of $16,973,000 for the year ended September 30, 2012 (the “Current Year”) compared with a net loss of $3,567,000 for the year ended September 30, 2011 (the “Prior Year”), which represents a comparative increase of $20,540,000.

Revenues for the Current Year totaled $25,028,000, which included the sale of 447,000 pounds U3O8 at an average price of $55.83 per pound and $88,000 from the processing alternate feed.

Cost of goods sold for the Current Year totaled $21,855,000 which consists of $21,094,000 of mining and milling production costs and $761,000 of depreciation.

Selling, general and administrative expenses totaled $7,132,000 for the three months ended September 30, 2012 (“the Current Quarter”) compared to $567,000 for the three months ended September 30, 2011 (“the Prior Quarter”). For the Current Year, general and administrative expenses totaled $11,444,000 compared to $3,967,000 in the Prior Year. Included in general and administration expenses is stock-based compensation expense, which totaled $2,393,000 in the Current Quarter compared to a credit of $107,000 in the Prior Quarter. For the Current Year, stock-based compensation expense increased from $740,000 in the Prior Year to $3,642,000 in the Current Year. The increases in the Current Quarter and the Current Year were due to stock grants to new employees acquired with Denison’s operations and grants to EFI directors and officers after the close of the Denison transaction. Selling expenses for the Current Quarter and Current Year were $1,943,000, resulting from amortization of the intangible asset recorded for the U3O8 sales contract values in excess of spot price at the June 30, 2012 acquisition date of the US Mining Division. The balance of increased expenditures for both the Current Quarter and Current Year resulted primarily from the acquisition of the Denison’s US Mining Division and the associated increases in payroll, administrative, carrying, and operating costs. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services and other overhead expenditures.

Finance expense in the Current Year included impairment charges in the amount of $1,787,000 for the fair value adjustment resulting from the decline in the market value of the 10.0 million shares of Mega Uranium Ltd. owned by the Company. Also included in finance expense was accrued interest on the convertible debentures in the amount of $463,000, offset by a gain on revaluation of the convertible debentures at September 30 in the amount of $601,000.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended September 30, 2012
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Impairment of assets (non-cash items) for the Current year totaled $24,022,000, of which $12,028,000 was associated with the Piñon Ridge mill and $11,994,000 was related primarily to impairment of EFRC’s exploration and evaluation assets on the Colorado Plateau as a result of the fall in the spot price of uranium, the Company’s decision to put 2 operating mines on the Colorado Plateau acquired from Denison on stand-by status and the Company’s current capital development plan which does not include any material investment in these properties. There were no such impairments in the Prior Year. See further discussion of impairment related to the Piñon Ridge mill and EFRC’s Colorado Plateau properties below.

Transaction costs were incurred from the purchase of Denison’s US Mining Division and from the public offering of the convertible debentures in the Current Year in the amount of $4,890,000, whereas there were no such transaction costs in the Prior Year.

As a result of the preliminary purchase price allocation to record the transaction to acquire the Denison US Mining division, the Company recognized a gain of $56,215,000 (non-cash item) in the Current Year. This one-time, non-cash adjustment is the result of the excess of the estimated fair value of the assets and liabilities acquired pursuant to the acquisition over the purchase price of the acquisition. This gain is preliminary and subject to final fair value adjustments which are expected to be completed by the quarter-ended March 31, 2013.

Milling and Mining Expenses

At September 30, 2012, a total of 144,000 tons of conventional ore was stockpiled at the mill containing approximately 668,000 pounds U3O8 and 2,911,000 pounds V2O5. The Company also had approximately 125,000 pounds U3O8 contained in alternate feed material stockpiled at the mill at September 30, 2012.

Production costs1 at White Mesa for the three months and year ended September 30, 2012 were $44.26 per pound U3O8. As previously reported by Denison, production costs1 were $47.60 per pound U3O8 for the year ended December 31, 2011 and $38.46 for the year ended December 31, 2010.

Uranium concentrates and work-in-progress inventories were 225,000 pounds U3O8 at September 30, 2012. Based on spot market prices at September 30, 2012, this inventory has a value of $10,463,000.

Mineral Property Exploration

Energy Fuels is engaged in uranium exploration on its properties in the U.S. For the year ended September 30, 2012 exploration expenditures totaled $5,394,000 as compared to $3,470,000 for the year ended September 30, 2011. During FY-2012, Energy Fuels completed drilling on 43 holes totaling 26,670 feet. This drilling occurred at the La Sal, Sage Plain, Energy Queen, Whirlwind, and Torbyn projects in order to expand the known resource base at each of these locations. Prior to Energy Fuels’ acquisition of the US Mining Division, Denison completed drilling on 19 holes totaling 15,960 feet, primarily at the La Sal project, in order to expand the known resource base. The drilling during FY-2012 has increased the Company’s resource base, which will be available for development and mining, as market conditions warrant.

Energy Fuels prepared a revised mineral resource estimate for the Daneros mine (Utah) dated July 18, 2012, in accordance with the requirements of NI 43-101. The revised estimate determined that, as of the date of the report, the Daneros mine had 157,000 tons of inferred resource containing 824,000 lbs. U3O8 at a grade of 0.26% eU3O8. Since the date of that report, approximately 10,600 tons of ore had been mined from Daneros by September 30, 2012 and a further 3,000 tons had been mined prior to the mine being placed on standby on October 17, 2012.

Energy Fuels prepared a revised mineral resource estimate for the EZ Complex (Arizona) dated June 27, 2012, in accordance with the requirements of NI 43-101. The revised estimate determined that, as of the date of the report, the EZ Complex had 224,000 tons of inferred resource containing 2,105,000 lbs. U3O8 at a grade of 0.47% eU3O8. Energy Fuels prepared a revised mineral resource estimate for the Company’s Arizona Strip mines dated June 27, 2012, including the Arizona 1, Pinenut, and Canyon mines, in accordance with the requirements of NI 43-101. The revised estimate determined that, as of the date of the report, the Arizona 1 mine had 54,000 tons of inferred resource containing 685,000 lbs. U3O8 at a grade of 0.64% eU3O8. The revised estimate determined that, as of the date of the report, the Pinenut mine had 95,000 tons of inferred resource containing 1,037,000 lbs. U3O8 at a grade of 0.54% eU3O8. The revised estimate determined that, as of the date of the report, the Canyon mine had 83,000 tons of inferred resource containing 1,629,000 lbs. U3O8 at a grade of 0.98% eU3O8. Since the date of that report, all of the resources at Arizona 1 identified in the NI 43-101 report have been mined out, and mining at that mine is expected to continue until mid-2013 when available resources are expected to be depleted.

___________________________
1 Production costs per pound include the costs of mining the ore fed to the mill in the period, which include fair value adjustments to beginning stockpile inventories, plus the costs of milling less a credit for vanadium produced in the period and excluding depreciation and amortization, divided by pounds produced, which is a non-GAAP measure.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended September 30, 2012
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Energy Fuels prepared a revised mineral resource estimate for the Henry Mountains Complex (Utah) dated June 27, 2012, including the Tony M - Southwest and the Copper Bench - Indian Bench deposits, in accordance with the requirements of NI 43-101. The revised estimate determined that, as of the date of the report, the Tony M - Southwest deposit had 1,690,000 tons of measured and indicated resource containing 8,140,000 lbs. U3O8 at a grade of 0.24% eU3O8, and 860,000 tons of inferred resource containing 2,750,000 lbs. U3O8 at a grade of 0.16% eU3O8. The revised estimate determined that, as of the date of the report, the Copper Bench – Indian Bench deposit had 718,000 tons of measured and indicated resource containing 4,674,000 lbs. U3O8 at a grade of 0.33% eU3O8, and 755,000 tons of inferred resource containing 5,332,000 lbs. U3O8 at a grade of 0.35% eU3O8.

On March 1, 2012, Energy Fuels announced an updated Preliminary Feasibility Study (“2012 PFS”) for the Sheep Mountain Project (Wyoming) which increased the Probable Mineral Reserve to 18.4 million lbs. U3O8 contained in 7.5 million tons at an average grade of 0.123% eU3O8. On April 13, 2012 the PFS was posted on SEDAR. Total Indicated Resource is 12.9 million tons containing 30.3 million lbs. U3O8 at an average grade of 0.117% eU3O8., which includes the Probable Mineral Reserve number described above.

Energy Fuels prepared a new mineral resource estimate for the Sage Plain Project (Utah) dated December 16, 2011, in accordance with the requirements of NI 43-101. At the time of the technical report, Sage Plain was held in a joint venture between subsidiaries of Energy Fuels and Aldershot Resources Ltd. (“Aldershot”), called Colorado Plateau Partners LLC (“CPP”). During the 4th fiscal quarter of 2012, Energy Fuels announced the acquisition of all of Aldershot’s interest in CPP (in addition to other interests) and the transaction closed in October 2012.. The December 2011 resource estimate determined that, as of the date of the report, the Sage Plain Project has 643,000 tons of measured and indicated resource containing 2,834,000 lbs. U3O8 at a grade of 0.23% eU3O8 and 17,829,000 lbs. V2O5 at a grade of 1.39% .. The resource estimate also determined that the project has 49,000 tons of inferred resource containing 181,000 lbs. U3O8 at a grade of 0.18% eU3O8 and 1,854,000 lbs. V2O5 at a grade of 1.89% Impairment on Piñon Ridge Mill

As a result of the acquisition of the US Mining Division, the Company acquired the fully operational White Mesa Mill. Given the Company’s current strategy in light of current market conditions, the Company currently does not have a need for a second operating uranium mill. As such, the Company assessed the recoverable amount of the Piñon Ridge Mill site for which the Company is incurring costs to obtain the reissuance of the Piñon Ridge Radioactive Materials License from the State of Colorado. The Company estimated the recoverable amount of the Piñon Ridge Mill site based on a fair value less cost to sell, considering comparable sales per acre for nearby land. Based on the assessment, the carrying value of the Piñon Ridge mill was determined to be $12.0 million higher than the recoverable amount, and an impairment loss was recognized in profit and loss.

While the impairment assessment was required for compliance with International Accounting Standard 36 Impairment of Assets, the Company expects to pursue reissuance of the License, which was set-aside pending the outcome of an administrative hearing on the issuance of the Piñon Ridge License on March 6, 2011, by order of Denver District Court Judge John N. McMullen on June 13, 2012.

Impairment of EFRC’s Colorado Plateau Mineral Properties

The acquisition of the US Mining Division from Denison and the immediate transformation of the Company into a uranium producer has shifted the Company’s operational focus more so on production and less so on exploration and development in a higher cost center such as the Colorado Plateau. Although certain EFRC Colorado Plateau properties are fully or in advanced stages of permitting, there is not a definitive timeline to bring these assets into production and realize their value in use. In addition, when the uranium market price improves and the Company looks to resume production from the Colorado Plateau region, the Company will initially look to restart mining activities at Beaver Mine and Daneros Mine, which could delay the eventual development and/or adversely impact the value of EFRC’s Colorado Plateau properties. This potential delay could also adversely impact the value of EFRC’s Colorado Plateau properties as potential cash inflows are delayed further into the future. Accordingly, the Company determined that at September 30, 2012 there is an indication of impairment of EFRC’s Colorado Plateau properties.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended September 30, 2012
(Expressed in U.S. Dollars, Unless Otherwise Noted)

In conducting the impairment assessment, the Company compared the recoverable amount for each property against the corresponding carrying value for each asset. In instances where an asset’s carrying value exceeded its estimated recoverable value, an impairment loss was measured for the amount equal to the difference. For the impairment assessment on the EFRC Colorado Plateau properties, the Company used the precedent transaction method which included acquisition transactions that occurred after the disaster in Fukushima, Japan in March 2011. As a result of this impairment assessment, the Company recognized an impairment charge of $12.0 million at September 30, 2012.

OUTLOOK FOR 2013

Production

Given the challenging conditions in the uranium market and Energy Fuels’ decision to focus on relatively lower cost sources of production, the Company’s uranium production from its 100% owned White Mesa mill, located near Blanding Utah, is expected to be an estimated 1.0 million pounds U3O8 from conventional ore and alternate feed sources. Production from conventional ore will include Beaver and Pandora ore mined during FY-2013 as well as Beaver and Pandora ore contained in stockpile as of September 30, 2012. Mining on the Arizona Strip is expected to continue during FY-2013 at Arizona 1 and Pinenut although this ore is not expected to be milled until FY 2014 along with Daneros ore. Effective October 17, 2012, the Company placed the Daneros and Beaver mines on standby. In addition, the Company placed the Pandora Mine on standby in December 2012. As a result of the conventional ore production from Beaver and Pandora ores, vanadium production is estimated to be 1.9 to 2.0 million pounds V2O5 in FY-2013.

Sales

FY-2013 Uranium sales are forecasted to be approximately 1.0 to 1.05 million pounds of U3O8 of which 957,000 pounds will be sold into long term contracts and the remainder will be sold on the spot market. Vanadium sales are estimated to be between 1.9 and 2.0 million pounds V2O5 in FY-2013.

Development Activities

During FY-2013 Energy Fuels plans to continue to pursue the permitting of the Sheep Mountain Project in Wyoming. The total planned cost of the Sheep Mountain permitting program in FY-2013 is $1.1 million.

Development of the Canyon mine in Arizona is planned to continue in FY-2013, with the start of shaft sinking planned to begin in early FY-2013. The estimated cost of development activities at Canyon is $4.4 million for FY-2013.

Permitting and exploration activities for other Energy Fuels’ mineral properties are estimated to be approximately $1.8 million during FY-2013.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended September 30, 2012
(Expressed in U.S. Dollars, Unless Otherwise Noted)

SUMMARY OF QUARTERLY RESULTS

Results for the eight most recent quarters ending with quarter ended September 30, 2012 are:

	Sept 30	June 30	Mar 31	Dec 31
	2012	2012	2012	2011
$000, except per share data	$	$	$	$
Total revenues	25,028	-	-	-
Net Income (loss)	(15,905)	35,882	(2,414)	(590)
Basic & diluted net income (loss) per share	(0.08)	0.16	(0.02)	(0.00)
	Sept 30	June 30	Mar 31	Dec 31
	2011	2011	2011	2010
$000, except per share data	$	$	$	$
Total revenues	-	-	-	-
Net Income (loss)	(223)	(2,338)	(301)	(705)
Basic & diluted net income (loss) per share	(0.01)	(0.02)	(0.00)	(0.01)

USE OF PROCEEDS FROM CONVERTIBLE DEBENTURES FINANCING

The following table outlines the proposed use of funds for direct project categories (excluding general working capital) from the net proceeds received from the issuance of 22,000 convertible debentures on July 24, 2012 as compared to the actual expenses incurred to September 30, 2011.

		Actual Costs
Use of Financing Net Proceeds	Estimated	Incurred to
(excluding General Working Capital)	Allocation of Net	September 30,
	Proceeds	2012
Sage Plain Project permitting and mine design	$5,065,000	$61,000
Sheep Mountain Project permitting, mine design and development	4,300,000	109,000
Sustaining capital for existing mines	2,660,000	1,900,000
Daneros Mine development, permitting and exploration	1,600,000	0
Payment to Uranium One for Titan Uranium loan	1,050,000	1,055,000
Payment to Pinetree Capital for Titan Uranium loan	1,030,000	1,039,000
Canyon & Pinenut Mines permitting and site rehabilitation	825,000	0
Energy Queen Mine permitting, site rehabilitation and exploration	550,000	0
	$17,080,000	$4,164,000

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended September 30, 2012
(Expressed in U.S. Dollars, Unless Otherwise Noted)

LIQUIDITY AND CAPITAL RESOURCES

The Company has historically financed its operations from inception primarily through the issuance of equity securities as it had no sources of cash flow from operations. As discussed in Note 5 to the financial statements, the Company acquired mineral properties and the mining and milling operating assets and liabilities of the US Mining Division of Denison Mines Corp. on June 29, 2012. For purposes of financing immediate working capital requirements, sustaining capital expenditures for current mine and mill operations and longer term capital development projects, the Company completed the following two financings.

On June 21, 2012, the Company completed a private placement of 35,500,500 non-transferable subscription receipts (“Subscription Receipts”) at a price of C$0.23 per Subscription Receipt for gross total proceeds of C$8,165,115 ($8,012,427). Each Subscription Receipt was exchangeable into one unit of the Company (“Unit”). Each Unit consisted of one common share and one-half of one warrant (each whole warrant a “Warrant”). Each whole Warrant entitles the holder to purchase one additional common share at a price of C$0.265 until June 22, 2015. The Company intends to use the net proceeds of $7.1 million for working capital and general corporate purposes related to operations of the US Mining Division.

On June 26, 2012, the Company entered into an agreement with a syndicate of underwriters whereby the underwriters agreed to purchase, on a bought deal basis, 22,000 floating-rate convertible unsecured subordinated debentures (“Debentures”) at a price per Debenture of C$1,000 ($979.60) for total gross proceeds of C$22.0 million ($21.6 million) (the “Offering”). The Offering closed on July 24, 2012, and the Company received proceeds of C$20.6 million, net of the underwriter’s fees and expenses. The debentures mature on June 30, 2017 and bear interest payable semi-annually in arrears on June 30 and December 31 of each year, at a fluctuating rate of not less than 8.5% and not more than 13.5%, depending on the simple average of the Ux Weekly Indicator (spot price of uranium). The Company intends to use the net proceeds of the Offering for sustaining capital for the Company's existing mine operations, mine permitting and development of the Company's existing properties, repayment of certain indebtedness, and for working capital and general corporate purposes.

With the net proceeds of the equity and debt financing and with the ongoing focus on cost management, the Company believes it has sufficient cash resources to carry out its business plan beyond fiscal year 2013 and therefore the company believes that it will continue as a going concern for the foreseeable future.

Cash and Financial Condition

Cash and cash equivalents were $13,657,000 at September 30, 2012 compared with $6,955,000 at September 30, 2011. The increase of $6,702,000 was due primarily to cash provided by financing activities of $26,433,000, less cash used in operations of $14,246,000 and cash used in investing activities of $5,677,000.

Net cash used in operating activities of $14,246,000 during the year ended September 30, 2012 is comprised of the net income for the year adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during the year include an increase of $14,517,000 in trade and other receivables, an increase of $5,986,000 in inventories, and a decrease of $233,000 in prepaid expenses and other assets.

Net cash used in investing activities was $5,677,000, which consisted of expenditures for property, plant and equipment of $3,528,000 and exploration and evaluation activities of $3,550,000, offset by a decrease in restricted cash of $1,010,000.

Net cash from financing activities totaled $26,432,000 consisting primarily of $7,129,000 from the issue of common shares, $21,551,000 from the issue of convertible notes, less $2,252,000 net repayment of debt obligations.

In total, these sources and uses of cash resulted in a net cash inflow after the effect of foreign exchange of $6,703,000 during the year.

Contractual Obligations

The Company enters into commitments with federal and state agencies and private individuals to lease mineral rights. These leases are renewable annually and are expected to total $1.9 million for the year ended September 30, 2013.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended September 30, 2012
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Piñon Ridge Mill license bonding

On June 13, 2012, Denver District Court ruled in favor of the Colorado Department of CDPHE and the Company on the ten substantive environmental, health and safety claims in the case challenging CDPHE’s issuance of a radioactive materials license (“License”) for the operation of the proposed Piñon Ridge Mill. The Judge ruled partially in favor of the Plaintiffs, Sheep Mountain Alliance and the Towns of Telluride and Ophir, Colorado, on one procedural claim, ordering an administrative hearing on the issuance of the License. The License has been set aside, pending the outcome of the hearing. The hearing was conducted on November 7 – 13, 2012 and a new licensing decision must be issued by CDPHE within 270 days of July 5, 2012.

In 2011, the Company transferred $844,400 in cash to CDPHE for the Long-term Care Fund component and submitted a surety bond in the amount of $1,373,900 to CDPHE as the first prepayment of the decommissioning warranty component. To fulfill the terms of the surety bond arrangement with the third-party provider, the Company deposited $686,950 cash collateral with the provider. As of September 30, 2012 CDPHE had agreed to release the funds for the long-term care fund cash bond and that money was subsequently received on October 10, 2012. In addition, CDPHE had agreed to release the decommissioning liability. These funds were released in November 2012. If the radioactive materials license were to be reissued these funds would be resubmitted to CPDHE.

Three additional prepayments of the decommissioning warranty were to be completed under the terms of the License. In February 2012, CDPHE approved the Company’s request to defer its remaining financial assurance payments until the next construction season. The timetable for submitting the remaining payments was revised to September 7, 2012 ($2,898,260), March 7, 2013 ($6,401,920) and September 7, 2013 ($396,810). These payments are delayed indefinitely pending the outcome of the hearing.

The Company is committed to payments under various operating leases and purchase agreements. The future minimum payments are as follows:

	2013	2014	2015	2016	2017	Thereafter	Total
As at September 30, 2012	$	$	$	$	$	$	$
Rent (1)	491,182	527,940	540,371	369,383	369,735	-	2,298,611
Office expenses	37,989	31,913	2,918	-	-	-	72,821
Consumable materials contracts	4,679,065	-	-	-	-	-	4,679,066
Reclamation expenditures	42,550	1,704,020	761,804	-	-	24,138,303	26,646,677
	5,250,785	2,263,873	1,305,092	369,383	369,735	24,138,303	33,697,175

(1)	Included in rent is the Company’s new office lease plus the lease for office space formerly occupied by Denison, which has been subleased beginning January 1, 2013.

The Company will continue to prudently evaluate its contractual obligations with respect to mineral properties as well as other associated commitments with an eye towards deferring those expenses which do not meet certain criteria. In addition, since the majority of the exploration commitments are optional, the Company could choose to mitigate or eliminate the obligation by opting out of the lease or claim.

Contingencies

Legal matters

On November 16, 2009, as amended on February 1, 2010 and July 22, 2011, the Center for Biological Diversity, Grand Canyon Trust, Sierra Club, Kaibab Band of Paiute Indians and Havasupai Tribe (the “Plaintiffs”) filed a lawsuit in the U.S. District Court for the District of Arizona against the U.S. Secretary of the Interior and the U.S. Bureau of Land Management (“BLM”) (together, the “Defendants”) seeking an order declaring that the Defendants have violated environmental laws in relation to the Company’s Arizona 1 mine, by not requiring a new Plan of Operations in connection with the start of mining activities. The Plaintiffs are also claiming that, if a new Plan of Operations is not required, the Defendants failed to conduct a review of potential environmental impacts from the mine since the existing Plan of Operations for the mine was approved by BLM in 1988. The Plaintiffs have sought an order declaring that the Defendants have violated these environmental laws in relation to the Arizona 1 mine, and an injunction directing operations to cease and stopping the Defendants from authorizing or allowing any further mining or exploration operations at the Arizona 1 mine until BLM complies with all applicable laws. On October 7, 2011, the District Court issued its final ruling in favor of BLM and Denison and against the Plaintiffs on all counts. On November 28, 2011, the Plaintiffs appealed the District Court’s ruling to the Ninth Circuit Court of Appeals, and on December 8, 2011 filed a motion in the District Court for preliminary injunction, pending appeal. That motion was denied by the District Court judge on January 11, 2012. On January 26, 2012, the Plaintiff’s filed an emergency motion for an injunction pending appeal in the Court of Appeals and on February 24, 2012, the Court of Appeals denied the motion for injunction. The appeal of the District Court’s ruling is under way, and oral arguments on the merits were heard by the Court of Appeal on October 18, 2012. A decision of the Court of Appeal is pending. If the Plaintiffs are successful on the appeal, the Company may be required to stop mining activities at the Arizona 1 mine pending resolution of this matter. Any required stoppage of mining could have a significant adverse impact on the Company.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended September 30, 2012
(Expressed in U.S. Dollars, Unless Otherwise Noted)

On February 17, 2012, Uranium Watch and Living Rivers filed a Notice of Appeal and Petition for Stay with the Interior Board of Land Appeals (“IBLA”), relating to a January 18, 2012 response by BLM to a request for information made by Uranium Watch and Living Rivers. In that request, Uranium Watch and Living Rivers asked BLM to confirm, among other things, that the existing Plan of Operations and related Environmental Assessment for a portion of the La Sal Mines Complex are sufficient under BLM regulations and NEPA. In responding to that request, BLM stated that the Plan of Operations is sufficient, that no new decisions have been made and that the related Environmental Assessment is sufficient until a new decision needs to be made. Uranium Watch and Living Rivers have alleged that this response by BLM constitutes an appealable “decision” by BLM and have requested a stay of operations at the La Sal mine pending a decision by IBLA on the appeal. Denison was added as an intervenor in this action on March 7, 2012. Both BLM and Denison filed responses and motions to dismiss this action for lack of standing, on the basis that an appealable decision has not been made by BLM. IBLA issued its ruling on June 25, 2012 in favor of BLM and Denison and dismissed the appeal.

On July 12, 2011, an Administrative Law Judge was appointed by the Executive Director of the Utah Department of Environmental Quality (“UDEQ”) to conduct an adjudicative proceeding relating to a Request for Agency Action before the Utah Air Quality Board, submitted by Uranium Watch and Living Rivers on November 4, 2010, as supplemented on March 17, 2011, March 23, 2011 and April 7, 2011. In their Request for Agency Action, Uranium Watch and Living Rivers allege certain deficiencies in the applications for approval and in the approvals granted in connection with radon emissions and monitoring at Denison’s La Sal mines complex, as well as certain deficiencies in Denison’s implementation of its radon monitoring program at the mine and in UDEQ’s regulation thereof. Uranium Watch and Living Rivers request a number of agency actions, including orders that certain approvals be withdrawn, that additional information and applications be submitted, that Denison cease operation of certain vents, mine portals and mine shafts that allegedly have not been properly approved, and that direct UDEQ to take certain actions to ensure compliance with applicable regulations. Motions for summary dismissal of this action were filed by UDEQ and Denison In November 2011. On February 8, 2012, the Administrative Law judge issued a Memorandum and Recommended Order, in favor of UDEQ and Denison, recommending that the Utah Air Quality Board, the final arbiter in this matter, dismiss this action. The Utah Air Quality Board heard this matter on March 7, 2012, affirmed the judge’s decision and denied the appeal.

On July 28, 2011, the Southern Utah Wilderness Alliance filed a Notice of Appeal with IBLA challenging BLM’s Finding of No Significant Impact (“FONSI”) for the Company’s recently acquired Daneros Mine project’s Environmental Assessment, requesting that IBLA set aside the FONSI and remand the Environmental Assessment to the BLM with instructions to prepare an Environmental Impact Statement or to revise the Environmental Assessment. Denison was added as an intervenor in this action. Responses were filed by BLM and Denison in early December 2011. IBLA issued its ruling on September 26, 2012 in favor of BLM and Denison and dismissed the appeal.

On December 8, 2011, the Colorado Court of Appeals upheld the issuance of the Special Use Permit (“SUP”) by Montrose County for the proposed Piñon Ridge Mill. Plaintiff Sheep Mountain Alliance did not appeal this decision to the Colorado Supreme Court. Therefore, the SUP is final and cannot be appealed further.

On June 13, 2012, Denver District Court Judge John N. McMullen ruled in favor of the Colorado Department of Public Health and Environment (“CDPHE”) and Energy Fuels on the ten substantive environmental, health and safety claims in the lawsuit challenging CDPHE’s issuance to Energy Fuels of a radioactive materials license (“License”) for the proposed Piñon Ridge Mill. The Judge ruled partially in favor of the Plaintiffs, Sheep Mountain Alliance and the Towns of Telluride and Ophir, Colorado, on one procedural claim, ordering an administrative hearing. The License has been set aside, pending the outcome of the hearing. The hearing was conducted on November 7, 2012 to November 13, 2012. CDPHE must issue a new License decision by April 2013. On October 11, 2012, the Company announced a settlement with the Town of Telluride and San Miguel County, Colorado (San Miguel County was granted party status in the administrative hearing). As a result of this settlement, these entities did not participate in the hearing. The Town of Ophir remains a party but is no longer represented by counsel.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended September 30, 2012
(Expressed in U.S. Dollars, Unless Otherwise Noted)

On November 26, 2012, the Company was served with a Plaintiff’s Original Petition and Jury Demand claiming an unspecified amount of damages from the disease and injuries resulting from mesothelioma from exposure to asbestos, which the Plaintiff claims was contributed to by being exposed to asbestos products and dust from asbestos products while working at the White Mesa Mill. The Plaintiff has also named a number of manufacturers of asbestos and asbestos-related products in the law suit. The Company is currently evaluating this claim, but does not consider it to have any merit at this time.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

During the year ended September 30, 2012, Dundee Securities Ltd. served as one of the co-lead underwriters for the bought deal public offering of 22,000 floating-rate convertible unsecured subordinated debentures and received underwriting fees totaling $471,610 Dundee Securities Ltd. is a subsidiary of Dundee Corp., is a shareholder of the Company, and has two representatives on the Company’s Board of Directors.

During the year ended September 30, 2012, Dundee Securities Ltd. served as the Company’s lead agent for a private placement which closed June 29, 2012 and received agency fees totaling $264,410.

During the year ended September 30, Dundee Securities Ltd. served as the Company’s financial advisor for the acquisition of the US Mining Division which closed June 29, 2012 and received advisory fees totaling $1,471,929 in cash and common shares of the Company.

During the year ended September 30, Dundee Securities Ltd. served as the Company’s financial advisor for the Titan transaction which closed February 29, 2012 and received advisory fees totaling $710,000 in cash and common shares of the Company.

The Company had recorded a loan in the amount of C$1,033,178 payable to Pinetree Resource Partnership (“Pinetree”), representing principal and interest due on loan advances made to Titan in December 2011 and January 2012. Pinetree is a shareholder of the Company and has three representatives on the Company’s board of directors. This loan has since been repaid in full.

DIVIDENDS

The Company has not paid dividends in the past and it does not expect to pay dividends in the near future. If the Company generates earnings in the future, it expects that they will be retained to finance further growth. The directors of the Company will determine if and when dividends will be declared and paid in the future based on the Company’s financial position at the relevant time.

OUTSTANDING SHARE DATA

At December 20, 2012, there were 683,179,677 common shares issued and outstanding, 29,590,250 warrants issued and outstanding to purchase a total of 29,590,250 common shares, and 30,501,000 stock options outstanding to purchase a total of 30,501,000 common shares for a total of 743,270,927 common shares on a fully-diluted basis. In addition, at September 30, 2012, there were 22,000 Debentures outstanding, convertible into a total of 73,333,333 common shares.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended September 30, 2012
(Expressed in U.S. Dollars, Unless Otherwise Noted)

CONTROLS AND PROCEDURES

The Company’s Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer are responsible for establishing and maintaining the Company’s disclosure controls and procedures and internal control over financial reporting for the Company. They are assisted in this responsibility by the Company’s management team. The Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures and the design of internal controls at September 30, 2012, have concluded that the Company’s disclosure controls and procedures are adequate and effective to ensure that material information relating to the Company and its subsidiaries would have been known to them.

During the FY-2012, there were no changes in the Company’s internal control over financial reporting that materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE POLICIES

The disclosure required pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices has been made by the Company in its Management Information Circular dated January 10, 2012, which was distributed to shareholders and filed on SEDAR for internet access for public viewing.

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Critical accounting estimates and judgments

The preparation of these consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgments that affect the amounts reported. It also requires management to exercise judgment in applying the Company’s accounting policies. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgments made that affect these financial statements, actual results may be materially different.

Significant estimates made by management:

a.	Reserves and resources

Proven and probable reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the proven and probable reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

b.	Depreciation and amortization of property, plant and equipment

Property, plant and equipment comprise a large component of the Company’s assets and, as such, the depreciation and amortization of those assets have a significant effect on the Company’s financial statements. Depreciation and amortization of property, plant and equipment used in production is calculated on a straight line basis or a unit of production basis as appropriate.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended September 30, 2012
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Plant and equipment assets depreciated using a straight-line basis results in the allocation of production costs evenly over the assets useful life defined as a period of time. Plant and equipment assets depreciated on a units-of-production basis results in the allocation of production costs based on current period production in proportion to total anticipated production from the facility.

Mineral property assets are amortized using a units-of-production basis that allocates the cost of the asset to production cost based on the current period’s mined ore as a proportion of the total estimated resources in the related ore body. The process of making these estimates requires significant judgment in evaluating and assessing available geological, geophysical, engineering and economic data, projected rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are, by their very nature, subject to interpretation and uncertainty.

Changes in these estimates may materially impact the carrying value of the Company’s property, plant and equipment and the recorded amount of depletion and depreciation.

c.	Valuation of long-lived assets

The Company undertakes a review of the carrying values of property, plant and equipment; mineral property assets; and milling facilities and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and discounted net cash flows. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, the management of the Company is required to make significant estimates of, amongst other things, future production and sale volumes, forecast commodity prices, future operating and capital costs and reclamation costs to the end of the mine or mill’s life. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of plant, property and equipment, mineral properties, milling facilities and related expenditures.

d.	Inventories

The Company values its concentrates, work in process and ore stockpile inventories at the lower of cost or net realizable value at the end of the reporting period. Costs represent the average cost, and include direct labor and materials costs, mine and mill site overhead, plant and equipment depreciation, mineral property amortization and stockpile depletion. Net realizable value is based on estimated future commodity prices and estimated costs required to convert work in process and ore stockpile inventories into saleable form.

These estimates are subject to change from period-to -period which may materially impact the carrying value of the Company’s inventories resulting in inventory write-downs and recoveries.

e.	Deferred tax assets and liabilities

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply when the differences are expected to be recovered or settled. The determination of the ability of the Company to utilize tax loss carry forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, commodity prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

f.	Business Combinations

Management uses judgment in applying the acquisition method of accounting for business combinations and in determining fair values of the identifiable assets and liabilities acquired. The value placed on the acquired assets and liabilities, including identifiable intangible assets, will have an effect on the amount of goodwill or bargain purchase gain that the Company may record on an acquisition. Changes in economic conditions, commodity prices and other factors between the date that an acquisition is announced and when it finally is consummated can have a material difference on the allocation used to record a preliminary purchase price allocation versus the final purchase price allocation which can take up to one year after acquisition to complete.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended September 30, 2012
(Expressed in U.S. Dollars, Unless Otherwise Noted)

g.	Decommissioning liabilities

Asset retirement obligations are recorded as a liability when the asset is initially constructed. The Company has accrued its best estimate of its share of the cost to decommission its mining and milling properties in accordance with existing laws, contracts and other policies. The estimate of future costs involves a number of estimates relating to timing, type of costs, mine closure plans, and review of potential methods and technical advancements. Furthermore, due to uncertainties concerning environmental remediation, the ultimate cost of the Company’s decommissioning liability could differ from amounts provided. The estimate of the Company’s obligation is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company’s operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

Future Accounting Changes

IFRS 9 Financial Instruments

In November 2009, the IASB issued, and subsequently revised in October 2010, IFRS 9 Financial Instruments (“IFRS 9”) as part of its ongoing project to replace IAS 39. IFRS 9 will be effective for annual periods beginning on or after January 1, 2015, with earlier application permitted. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Under IFRS 9 for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in OCI, with the remainder of the change recognized in profit or loss. However, if this requirement creates or enlarges an accounting mismatch in profit or loss, the entire change in fair value will be recognized in profit or loss. Amounts presented in OCI will not be reclassified to profit or loss at a later date. The Company has not yet assessed the impact of the Standard on the consolidated financial statements.

.

IFRS 10 Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements (“IFRS 10”) which establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation—Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements. This standard is effective for annual periods beginning on or after January 1, 2013, earlier application permitted. The Company has not yet assessed the impact of the Standard on the consolidated financial statements.

IFRS 11 Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint Arrangements (“IFRS 11”) which is effective for annual periods beginning on or after January 1, 2013, with early application permitted. Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures. IFRS 11 essentially carves out of previous jointly controlled entities, those arrangements which although structured through a separate vehicle, such separation is ineffective and the parties to the arrangement have rights to the assets and obligations for the liabilities and are accounted for as joint operations in a fashion consistent with jointly controlled assets/operations under IAS 31. In addition, under IFRS 11, joint ventures are stripped of the free choice of equity accounting or proportionate consolidation; these entities must now use the equity method. The Company has not yet assessed the impact of the Standard on the consolidated financial statements.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended September 30, 2012
(Expressed in U.S. Dollars, Unless Otherwise Noted)

IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”), which is effective for annual periods beginning on or after January 1, 2013, with early application permitted. Under IFRS 12, enhanced disclosures are required for entities reporting interests in other entities, including joint arrangements, special purpose vehicles, and off balance sheet vehicles. IFRS 12 supersedes IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidation – Special Purpose Entities”. The Company has not yet assessed the impact of the Standard on the consolidated financial statements.

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement (“IFRS 13”), which is effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 13 defines fair value, sets out in a single standard a framework for measuring fair value, requires disclosures about fair value measurements, and applies when other IFRSs require or permit fair value measurements. IFRS 13 does not introduce requirements to measure assets or liabilities at fair value, nor does it eliminate practicable exception to fair value measurement that currently exist in certain standards. The Company has not yet assessed the impact of the Standard on the consolidated financial statements.

IAS 1 Presentation of Financial Statements

In June 2011, the IASB amended IAS 1 Presentation of Financial Statements (“IAS 1”) in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012, with early application permitted. The Company intends to adopt IAS 1 in its financial statements for the annual period beginning on October 1, 2012.

IAS 28 Investments in Associates and Joint Ventures (Amended in 2011)

IAS 28 (2011), Investments in Associates and Joint Ventures, supersedes IAS 28 Investments in Associates and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The Standard defines 'significant influence' and provides guidance on how the equity method of accounting is to be applied (including exemptions from applying the equity method in some cases). It also prescribes how investments in associates and joint ventures should be tested for impairment.

The amended standard is effective for annual periods beginning on or after January 1, 2013. Entities that elect to early adopt this standard must also adopt the other standards included in the 'suite of five' standards on consolidation, joint arrangements and disclosures: IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities, and IAS 27 (2011), Separate Financial Statements. The Company intends to adopt the amendments to IAS 28 in its financial statements for the annual period beginning October 1, 2013. The Company does not expect the amendments to IAS 32 to have a material impact on the financial statements.

IAS 32 Financial Instruments: Presentation

Amendments to IAS 32, Financial Instruments: Presentation, clarifies that an entity currently has a legally enforceable right to off-set financial assets and liabilities if that right is: not contingent on a future event; and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. The effective date for the amendments to IAS 32 is annual periods beginning on or after January 1, 2014. The amendments to IAS 32 are to be applied retrospectively. The Company intends to adopt the amendments to IAS 32 in its financial statements for the annual period beginning October 1, 2014. The Company does not expect the amendments to IAS 32 to have a material impact on the financial statements.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended September 30, 2012
(Expressed in U.S. Dollars, Unless Otherwise Noted)

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

In October 2011, the IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine. The interpretation, which has an effective date for annual periods beginning on or after January 1, 2013, sets out the accounting for overburden waste removal (stripping) costs in the production phase of a surface mine. The interpretation requires recognition of production stripping costs that improve access to ore to be mined in the future as a non-current asset if, and only if, all the following criteria are met:

  It is probable that future economic benefits will flow to the entity;
  The entity can identify the component of the ore body for which access has been improved; and
  The costs relating to the stripping activity associated with that component can be measured reliably.

Subsequent to initial recognition, the life of the component will determine the period of depreciation; it will differ from the life of the mine unless the stripping activity improves access to the whole of the remaining ore body.

When the costs of the stripping activity asset versus inventory produced are not separately identifiable, the entity allocates production stripping costs between the two based on a ‘relevant’ production measure.

For companies with existing asset balances related to stripping activity on the date of adoption, existing balances which do not relate to an identifiable component of ore body are written off against opening retained earnings. Existing asset balances which relate to production stripping not written off will be reclassified as part of an existing asset to which the stripping activity relate and depreciated over the remaining expected useful life of the identified component to which it relates. The Company intends to adopt the interpretation in its financial statements for the annual period beginning on October 1, 2013. The Company does not expect the interpretation to have a material impact on the financial statements.

CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The adoption of IFRS requires the application of IFRS 1, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS effective at the end of an entity’s first annual IFRS reporting period. However, IFRS 1 also provides for certain optional exemptions and mandatory exemptions to the retrospective treatment.

The Company has elected to apply the following optional exemptions in its preparation of its opening IFRS consolidated statement of financial position as at October 1, 2010, the Company’s “Transition Date”.

  To apply IFRS 2 Share-based Payment only to equity instruments which were issued after November 7, 2002 and had not vested by the Transition Date.
  To apply IFRS 1 First Time Adoption of International Financial Reporting Standards to foreign currency translation reserves. The Company elected to reset all foreign translation gains and losses to zero in accumulated deficit at October 1, 2010. The foreign currency translation reserve balance at October 1, 2010 was $4,535,925. The application of the exemption had no impact on net equity.

IFRS 1 does not permit changes to estimates that have been made previously. Estimates used in the preparation of the Company’s opening IFRS statement of financial position, and other comparative information restated to comply with IFRS, are consistent with those made previously under current Canadian GAAP.

Changes to accounting policies

The adoption of IFRS resulted in changes to the accounting policies as compared to the most recent annual financial statements prepared under Canadian GAAP. Accounting policies have been changed to be consistent with IFRS as is expected to be effective on September 30, 2012.

The following summarizes the significant changes to the Company’s accounting policies on adoption of IFRS, and the effect on the Company’s opening IFRS consolidated statement of financial position.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended September 30, 2012
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Property, plant and equipment

IFRS requires the Company to choose, for each class of equipment, either the cost model or the revaluation model. The Company has selected the cost model in accounting for all of its capital assets.

The Company has changed its accounting policy to reflect the requirement under IFRS that when an item of property, plant and equipment that is comprised of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment and amortized over their respective useful lives. This change in accounting policy had no impact on the Company’s consolidated financial statements.

Upon transition to IFRS, the Piñon Ridge mill site and all intangible costs incurred to obtain the mill license are now presented in property, plant and equipment in accordance with IAS 16 Property, Plant and Equipment. This resulted in the reclassification of $11,297,478 and $12,762,815 from exploration and evaluation costs to property, plant and equipment as at October 1, 2010 and September 30, 2011, respectively.

Impairment of assets

IFRS requires a write down of assets if the recoverable amount is less than its carrying value. The recoverable amount is defined as the higher of the fair value less costs to sell and the value in use. Value in use is determined using the discounted estimated future cash flows. Under Canadian GAAP, a write down to estimated fair value was required only if the undiscounted estimated future cash flows of a group of assets are less than their carrying value.

IFRS also requires the reversal of any previous impairment losses, with the exception of goodwill, where circumstances have changed such that the level of impairment in the value of the assets has been reduced. Under Canadian GAAP, the reversal of impairment losses was prohibited.

The Company has changed its accounting policies related to impairment of assets to be consistent with the requirements under IFRS. This change in accounting policy had no impact on the Company’s consolidated financial statements.

Share-based payments

In certain circumstances, IFRS requires a different measurement of share-based compensation than under Canadian GAAP. In particular, the Company has changed its accounting policy to recognized forfeitures in its calculation of the expense associated with the grants of graded stock options.

The effect of applying this change in accounting policy to all stock option grants which had not yet fully vested resulted in a decrease in contributed surplus of $5,005 and $8,952, along with a corresponding decrease in the deficit within shareholders’ equity as at October 1, 2010 and September 30, 2011, respectively.

Accounting for income taxes

IFRS requires the recognition of deferred taxes on the temporary differences in the accounting and tax basis of non-monetary assets and liabilities of foreign operations arising from exchange rate fluctuations. Deferred taxes were not recognized on these types of temporary differences under Canadian GAAP. This change in accounting policy had no impact on the Company’s consolidated financial statements.

Decommissioning liability

Under Canadian GAAP, the decommissioning liability is discounted based on the credit adjusted risk-free rate. Under IFRS, the decommissioning liability is discounted based on the current risk-free discount rate. Accordingly, the Company recorded an adjustment to increase the decommissioning liability by $84,457 as of October 1, 2010 and an increase of $66,431 as of September 30, 2011.

IFRS 1 provides the option to measure the restoration provision at the Transition Date in accordance with the requirements of IAS 37. Accordingly the Company re-measured the provisions as at Transition Date under IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and estimated the amount to be included in the cost of the related asset by discounting the liability to the date which the liability first arose.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended September 30, 2012
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Presentation

Certain amounts on the consolidated statement of financial position, statement of comprehensive loss, statement of shareholders’ equity, and statement of cash flows have been reclassified to conform to the presentation adopted under IFRS.

Reconciliation of Canadian GAAP to IFRS

The following provides reconciliations of the shareholders’ equity and the comprehensive loss from Canadian GAAP to IFRS for the respective periods. The adoption of IFRS did not have a material impact on the condensed consolidated statement of cash flows.

Cash Flows

Consistent with the Group’s accounting policy choice under IAS 7 Statement of Cash Flows, interest paid and income taxes paid have moved into the body of the Statement of Cash Flows, whereas they were previously disclosed as supplementary information. There are no other material differences between the statement of cash flows presented under IFRSs and the statement of cash flows presented under previous Canadian GAAP.

In preparing the financial statements for the year ended September 30, 2011 and the disclosures included in these financial statements, all comparative amounts have been restated to comply with IFRS, except where the Company has applied the optional and mandatory exemptions under IFRS 1. The Company has reconciled the following financial statements as prepared under Canadian GAAP to those prepared under IFRS for the following years:

  Consolidated shareholders’ equity as at October 1, 2010 and September 30, 2011.
  Consolidated statement of comprehensive loss for the year ended September 30, 2011.
		September 30,	October 1,
	Note	2011	2010

Shareholders' equity under Canadian GAAP		$42,192,648	$32,623,054
Shareholders' equity under IFRS		$42,192,648	$32,623,054

		Year Ended
		September 30,
	Note	2011

Comprehensive loss under Canadian GAAP		$(3,571,219)
Change in recognition of share-based payments		3,947
Net loss under IFRS		(3,567,272)
Foreign currency translation reserve		(1,223,315)
Net comprehensive loss under IFRS		$(4,790,587)

ENVIRONMENTAL RESPONSIBILITY

Energy Fuels periodically reviews the anticipated costs of decommissioning and reclaiming its mill and mine sites as part of its environmental planning process. Further, the Company formally reviews the White Mesa Mill’s reclamation estimate annually with applicable regulatory authorities. The undiscounted mill and mine reclamation estimates at September 30, 2012 are $24,647,000 which are expected to be sufficient to cover the projected future costs for reclamation of the White Mesa Mill and mine operations. However, there can be no assurance that the ultimate cost

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended September 30, 2012
(Expressed in U.S. Dollars, Unless Otherwise Noted)

of such reclamation obligations will not exceed the estimated liability contained in the Company’s financial statements.

The Company has posted cash bonds and surety bonds supported by collateralized trust funds as security for these liabilities. At September 30, 2012, the amount of these restricted cash and investments collateralizing the Company’s reclamation obligations was $28,525,000.

Prior to Energy Fuels acquisition of the US Mining Division, chloroform contamination was detected at the White Mesa mill site that appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the mill facility, and from septic drain fields that were used for laboratory and sanitary wastes prior to construction of the mill’s tailings cells. In April 2003, Denison commenced an interim remedial program of pumping the chloroform contaminated water from the groundwater to the mill’s tailings cells. This will enable Energy Fuels to begin cleanup of the contaminated areas and to take a further step towards resolution of this outstanding issue. Pumping from the wells continued in 2012. Energy Fuels is continuing to work with the State of Utah to develop a long-term Corrective Action Plan. A draft of the Corrective Action Plan is currently being reviewed by the State. While the investigations to date indicate that this chloroform contamination appears to be contained in a manageable area, the scope and costs of final remediation have not yet been determined and could be significant.

Elevated concentrations of nitrate and chloride were observed in some monitoring wells at the White Mesa Mill site in 2008 a number of which are upgradient of the mill’s tailings cells. Pursuant to a Stipulated Consent Agreement with UDEQ, Denison retained INTERA, Inc., an independent professional engineering firm, to investigate these elevated concentrations and to prepare a Contamination Investigation Report for submittal to UDEQ. The investigation was completed in 2009 and the Contamination Investigation Report was submitted to UDEQ in January 2010. INTERA concluded in the Report that: (1) the nitrate and chloride are co-extensive and appear to originally come from the same source; and (2) the source is upgradient of the mill property and is not the result of Mill activities. UDEQ reviewed the Report, and has concluded that further investigations were required before it can determine the source of the contamination and the responsibility for cleanup. Such investigations were performed in 2010 and 2011, but were considered to be inconclusive by UDEQ. As a result, after the investigations, it has been determined that there are site conditions that make it difficult to ascertain the source(s) of contamination at the site, and that it has therefore not been possible to date to determine the source(s), causes(s), attribution, magnitudes of contribution, and proportion(s) of the local nitrate and chloride in groundwater. For those reasons, UDEQ has decided that it cannot eliminate mill activities as a potential cause, either in full or in part, of the contamination. The Company and UDEQ have therefore agreed that resources are better spent in developing a Corrective Action Plan, rather than continuing with further investigations as to the source(s) and attribution of the groundwater contamination. Pursuant to a revised Stipulated Consent Agreement, Denison submitted to UDEQ in November 2011 a draft Corrective Action Plan for remediation of the contamination, which involves a program of pumping the nitrate contaminated groundwater to the mill’s tailings cells, similar to the chloroform remedial program. UDEQ approved the Corrective Action Plan on December 12, 2012. Although the contamination appears to be contained in a manageable area, the scope and costs of final remediation have not yet been determined and could be significant.

During 2011 and 2012, the White Mesa Mill reported consecutive exceedances of groundwater compliance limits (“GWCLs”) under the White Mesa Mill’s Groundwater Discharge Permit (“GWDP”) for several constituents in several wells, and there are decreasing trends in pH in a number of wells across the site that have caused the pH in a number of compliance monitoring wells to have dropped below their GWCLs. These exceedances and pH trends include wells that are up-gradient of the Mill facilities, far down-gradient of the Mill site and at the site itself. These consecutive exceedances of GWCLs have resulted in violations of the GWDP, and the Company is in the process of evaluating and further characterizing the exceedances and trends, pursuant to a plan and schedule that has been approved by UDEQ. However, given the fact that trends in a number of constituents at the site have previously been determined to have been the result of natural causes, and that the exceedances and trends that have been recently identified and are the subject of current violations are widespread and include wells that are up-gradient and far down-gradient from the activities at the White Mesa Mill, the Company believes that these recently identified consecutive exceedances and trends are not the result of activities at the Mill. If the exceedances and trends are determined to be the result of natural causes, then the applicable GWCLs may have to be re-evaluated. If the exceedances are determined to be caused by activities at the White Mesa Mill, than a corrective action plan for remediation would be required, the scope and costs of which would have to be determined and could be significant.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended September 30, 2012
(Expressed in U.S. Dollars, Unless Otherwise Noted)

RESEARCH AND DEVELOPMENT

The Company does not have a formal research and development program. Process development efforts expended in connection with processing alternate feeds are included as a cost of processing. Process development efforts expended in the evaluation of potential alternate feed materials that are not ultimately processed at the mill are included in mill overhead costs. The Company does not rely on patents or technological licenses in any significant way in the conduct of its business.

MANAGEMENT OF CAPITAL

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to maintain the Company’s production capabilities, pursue the development and exploration of its mineral properties, and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company depends on current production and sales to fund its activities. In the past, the Company depended on external financing to fund operating and development activities, and may require additional such financing in the future. The capital structure of the Company currently consists of cash and cash equivalents, inventory, common shares, Debentures, warrants, and stock options. Changes in the equity accounts of the Company are disclosed in Note 14 of the audited financial statements. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares. The Company may require access to equity and credit markets to fund continued production, exploration and development of its mineral properties and the future growth of the business. The Company is not subject to externally imposed capital requirements. In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets, which are approved by the Board of Directors and updated as necessary depending on various factors, including capital deployment and general industry conditions.

The Company is required by regulatory agencies to provide surety bonds totaling $24,647,000 to cover the estimated reclamation costs for mining, milling, exploration and development, including the White Mesa Mill decommissioning obligation and the decommissioning obligations at the Company’s other mines.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Fair value hierarchy:

Financial instruments recorded at fair value on the balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The three levels of fair value hierarchy are:

Level 1 – Reflects inputs based on quoted prices in active markets for identical assets or liabilities.
Level 2 – Reflects inputs other than quoted prices that are observable for the asset or liability either directly or indirectly.
Level 3 – Reflects inputs that are not based on observable market data.

The following table illustrates the classification of the Company’s financial instruments within the fair value hierarchy as of September 30, 2012:

	Level 1	Level 2	Level 3	Total
Marketable securities	1,626,512	-	-	1,626,512
Convertible debentures	22,103,673	-	-	22,103,673
	$23,730,185	$-	$-	$23,730,185

(b) Fair values:

As at September 30, 2012, the fair values of cash and cash equivalents, restricted cash, short-term deposits, receivables, accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended September 30, 2012
(Expressed in U.S. Dollars, Unless Otherwise Noted)

(c) Credit Risk:

Credit risk relates to cash and cash equivalents and trade and other receivables and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for any counterparty based on that counterparty’s credit rating. The Company’s sales are attributable mainly to three multinational utilities. As at September 30, 2012, the Company’s maximum exposure to credit risk was the carrying value of cash and cash equivalents, trade receivables and taxes recoverable.

The aging of trade and other receivables at the reporting date that were not impaired were as follows:

	September 30,	September 30,
	2012	2011
	$	$
Neither past due or impaired	15,267,846	509,154
Past due 1-30 days	-	-
Past due 31-90 days	-	-
Past due 91-120 days	-	-
	15,267,846	509,154

(d) Liquidity Risk:

Liquidity risk is the risk the Company will not be able to meet the obligations associated with its financial liabilities. The Company manages liquidity risk through the management of its capital structure as outlined in Note 12 and 14. The Company has $44,080,305 of working capital as at September 30, 2012 (2011 - $6,788,823). Accounts payable and accrued liabilities, current portion of notes payable and current taxes payable are due within the current operating period. The Company’s financial liabilities and other commitments are listed in note 19.

The following are the contractual maturities of financial liabilities (undiscounted) outstanding as at September 30, 2012:

	< 1 year	1 to 2 years	2 to 5 years	Thereafter	Total
Accounts payable and accrued liabilities	$15,347,239	$-	$-	$-	$15,347,239
Loans and borrowings	2,161,166	2,161,166	24,775,888	-	29,098,220
	$17,508,405	$2,161,166	$24,775,888	$-	$44,445,459

(e) Foreign Currency Risk:

The foreign exchange risk relates to the risk that the value of financial commitments, recognized assets or liabilities will fluctuate due to changes in foreign currency rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

The following table summarizes, in United States dollar equivalents, the Company’s major foreign currency exposures as of September 30, 2012:

Cash and cash equivalents	$7,877,164
Total	$7,877,164

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended September 30, 2012
(Expressed in U.S. Dollars, Unless Otherwise Noted)

The table below summarizes a sensitivity analysis for significant unsettled currency risk exposure with respect to the Company’s financial instruments as at September 30, 2012 with all other variables held constant. It shows how net income would have been affected by changes in the relevant risk variable that were reasonably possible at that date.

	Change for	Increase (decrease) in net
	Sensitivity Analysis	income
Strengthening net earnings	+1% change in U.S. dollar	$77,488
Weakening net earnings	-1% change in U.S. dollar	($77,488)

(f) Interest rate risk:

The Company is also exposed to in interest rate risk associated with the convertible debentures which is based on the spot market price of U3O8. The Company does not use derivatives to manage interest rate risk. The following chart displays the interest rate at various U3O8 price levels.

UxC U3O8 Weekly Indicator Price	Annual Interest Rate
Up to $54.99	8.50%
$55.00 – $59.99	9.00%
$60.00 – $64.99	9.50%
$65.00 – $69.99	10.00%
$70.00 – $74.99	10.50%
$75.00 – $79.99	11.00%
$80.00 – $84.99	11.50%
$85.00 – $89.99	12.00%
$90.00 – $94.99	12.50%
$95.00 – $99.99	13.00%
$100 and above	13.50%

(g) Capital management:

The Company’s objectives, when managing capital, are to safeguard cash as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations and deploy capital to develop its mining properties into production and to maintain investor, creditor and market confidence to sustain the future development of the business. The Company considers its capital structure to include share capital and working capital.

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may, from time to time, issue new shares, issue new debt (secured, unsecured, convertible and/or other types of debt instruments), acquire or dispose of assets or adjust its capital spending to manage its ability to continue as a going concern.

As of September 30, 2012, the Company is not subject to any externally imposed capital requirements.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended September 30, 2012
(Expressed in U.S. Dollars, Unless Otherwise Noted)

RISK FACTORS

There are a number of factors that could negatively affect Energy Fuels’ business and the value of Energy Fuels’ common shares, including the factors listed below. The following information pertains to the outlook and conditions currently known to Energy Fuels that could have a material impact on the financial condition of the Company. This information, by its nature, is not all inclusive. It is not a guarantee that other factors will not affect Energy Fuels in the future.

Uranium and Vanadium Price Fluctuations

The results of the Company’s operations are significantly affected by the market price of uranium and vanadium which are cyclical and subject to substantial price fluctuations. The Company’s earnings and operating cash flow are and will be particularly sensitive to the change in the long and short term market price of uranium and vanadium. Among other factors, these prices also affect the value of the Company’s reserves and inventories and the market price of the Company’s common shares.

Market prices can be affected by numerous factors beyond the Company’s control. With respect to uranium, such factors include, among others: demand for nuclear power, political and economic conditions in uranium producing and consuming countries, public and political response to a nuclear incident, reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants, uranium supply, including the supply from other secondary sources and production levels and costs of production. With respect to vanadium, such factors include, among others: demand for steel, political and economic conditions in vanadium producing and consuming countries, world production levels and costs of production. Other factors include levels of supply and demand for a broad range of industrial products, substitution of new or different products in critical applications for the Company’s existing products, expectations with respect to the rate of inflation, the relative strength of the US dollar and of certain other currencies, interest rates, global or regional political or economic crises and sales of uranium and vanadium by holders in response to such factors. If prices should decline below the Company’s cash costs of production and remain at such levels for any sustained period, the Company may determine that it is not economically feasible to continue commercial production at any or all of the Company’s mines or other facilities and may also be required to look for alternatives other than cash flow to maintain the Company’s liquidity until prices recover.

The recent fluctuations in the price of many commodities is an example of a situation over which the Company has no control and which could materially adversely affect the Company in a manner for which it may not be able to compensate. There can be no assurance that the price of any minerals produced from the Company’s properties will be such that any deposits can be mined at a profit.

The Company’s profitability is directly related to the market price of uranium and vanadium produced. The Company may from time to time undertake commodity and currency hedging programs, with the intention of maintaining adequate cash flows and profitability to contribute to the long term viability of the business. The Company anticipates selling forward in the ordinary course of business if, and when, the Company has sufficient assets and production to support forward sale arrangements. There are, however, risks associated with forward sale programs. If the Company does not have sufficient production to meet its forward sale commitments, it may have to buy or borrow (for later delivery back from production) sufficient product in the spot market to deliver under the forward sales contracts, possibly at higher prices than provided for in the forward sales contracts. Although the Company employs various pricing mechanisms within its sales contracts to manage its exposure to price fluctuations, there can be no assurance that such mechanisms will be successful.

Global Economic Downturn

In the event of a continued general economic downturn or a recession, there can be no assurance that the business, financial condition and results of operations of the Company would not be materially adversely affected. Current global financial conditions have been subject to increased volatility, and numerous commercial and financial enterprises have either gone into bankruptcy or creditor protection or have had to be rescued by governmental authorities. Access to public financing has been negatively impacted by sub-prime mortgage defaults in the United States, the liquidity crisis affecting the asset-backed commercial paper and collateralized debt obligation markets, massive investment losses by banks with resultant recapitalization efforts and a deterioration in the global economy. Although economic conditions have shown improvement in recent years, the recovery from the recession has been slow in various jurisdictions including in Europe and the United States and has been impacted by various ongoing factors including sovereign debt levels and high levels of unemployment, which continue to impact commodity prices and which have resulted in high volatility in currencies and global debt and stock markets.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended September 30, 2012
(Expressed in U.S. Dollars, Unless Otherwise Noted)

These factors may impact the Company’s ability to obtain equity, debt or bank financing on terms commercially reasonable to the Company, or at all. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If these increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Company’s securities could continue to be adversely affected.

Market Price of Shares

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic conditions in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Company’s securities is also likely to be significantly affected by short-term changes in commodity prices, other mineral prices, currency exchange fluctuation, or in its financial condition or results of operations as reflected in its periodic earnings reports. Other factors unrelated to the performance of the Company that may have an effect on the price of the securities of the Company include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor's ability to trade significant numbers of securities of the Company; the size of the Company public float and its inclusion in market indices may limit the ability of some institutions to invest in the Company's securities; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity. If an active market for the securities of the Company does not continue, the liquidity of an investor's investment may be limited and the price of the securities of the Company may decline. If an active market does not exist, investors may lose their entire investment in the Company. As a result of any of these factors, the market price of the securities of the Company at any given point in time may not accurately reflect the long-term value of the Company. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Governmental Regulation and Policy Risks

Exploration, development, mining and milling of minerals and the transportation and handling of the products produced are subject to extensive federal, state and local laws and regulations governing, among other things, acquisition of the mining interests, maintenance of claims, tenure, expropriation, prospecting, exploration, development, mining, milling and production, price controls, exports, imports, taxes and royalties, labor standards, occupational health, waste disposal, toxic substances, water use, land use, Native American land claims, environmental protection and remediation, endangered and protected species, mine and mill decommissioning and reclamation, mine safety, transportation safety and emergency response and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing the Company’s mines and processing facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact the Company’s decision as to whether to operate existing mines, or, with respect to exploration and development properties, whether to proceed with exploration or development, or that such laws and regulations may result in the Company incurring significant costs to remediate or decommission properties that do not comply with applicable environmental standards at such time. The Company expends significant financial and managerial resources to comply with such laws and regulations. The Company anticipates it will have to continue to do so as the historic trend toward stricter government regulation may continue. There can be no assurance that future changes in applicable laws and regulations will not adversely affect the operations or financial condition of the Company. New laws and regulations, amendments to existing laws and regulations or more stringent implementation of existing laws and regulations, including through stricter license and permit conditions, could have a material adverse impact on the Company, increase costs, cause a reduction in levels of, or suspension of, production and/or delay or prevent the development of new mining properties.

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to the Company’s ownership of a property. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Companies engaged in uranium exploration operations may be required to compensate others who suffer loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Should the Company be unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the Company. To the extent that the Company is subject to uninsured environmental liabilities, the payment of such liabilities would reduce otherwise available earnings and could have a material adverse effect on the Company. In addition, the Company does not have coverage for certain environmental losses and other risks as such coverage cannot be purchased at a commercially reasonable cost. Compliance with applicable environmental laws and regulations requires significant expenditures and increases mine development and operating costs

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended September 30, 2012
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The duration and success of such approvals are subject to many variables outside the Company’s control. Any significant delays in obtaining or renewing such permits or licenses in the future could have a material adverse effect on the Company. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions, such as those imposed by the suspension agreement between the United States and Russia and the agreement between the United States and Russia related to the supply of Russian HEU into the United States. Changes in these policies and restrictions may adversely impact the Company’s business.

Public Acceptance of Nuclear Energy and Competition from Other Energy Sources

Growth of the uranium and nuclear industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, including the risk of a nuclear incident, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydroelectricity may result in lower demand for uranium concentrates. Technical advancements in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates.

Uranium Industry Competition and International Trade Restrictions

The international uranium industry, including the supply of uranium concentrates, is competitive. The Company markets uranium in direct competition with supplies available from a relatively small number of uranium mining companies, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium, from used reactor fuel, and from the use of excess Russian enrichment capacity to re-enrich depleted uranium tails held by European enrichers in the form of UF6. The supply of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of the Company and may affect the supply of uranium available in the United States and Europe, which are the largest markets for uranium in the world.

Ability to Maintain Obligations Under Convertible Debentures and Other Debt

The Company is required to satisfy certain financial covenants in order to maintain its good standing under the 22,000 floating-rate unsecured subordinated convertible debentures issued on July 24, 2012 (the “Debentures”). The Company may from time to time enter into other arrangements to borrow money in order to fund its operations and expansion plans, and such arrangements may include covenants that have similar obligations or that restrict its business in some way. Events may occur in the future, including events out of the Company’s control that would cause the Company to fail to satisfy its obligations under the Debentures or other debt instruments. In such circumstances, or if the Company were to default on its obligations under the Debentures or other debt instruments, the amounts drawn under the Company’s debt agreements may become due and payable before the agreed maturity date, and the Company may not have the financial resources to repay such amounts when due.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended September 30, 2012
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Additional Funding Requirements

The Company may need additional financing in connection with the implementation of its business and strategic plans from time to time. The exploration and development of mineral properties and the ongoing operation of mines, requires a substantial amount of capital and may depend on the Company’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. The Company may accordingly have further capital requirements to take advantage of further opportunities or acquisitions. The Company’s financial condition, general market conditions, volatile uranium and vanadium markets, a claim against the Company, a significant disruption to the Company’s business or operations or other factors may make it difficult to secure financing necessary for the expansion of mining activities or to take advantage of opportunities for acquisitions. Further, continuing volatility in the credit markets may increase costs associated with debt instruments due to increased spreads over relevant interest rate benchmarks, or affect the ability of the Company, or third parties it seeks to do business with, to access those markets. There is no assurance that the Company will be successful in obtaining required financing as and when needed on acceptable terms, if at all.

Dilution from Further Equity Financing

If the Company raises additional funding by issuing additional equity securities or securities convertible, exercisable or exchangeable for equity securities, such financing may substantially dilute the interests of shareholders of the Company and reduce the value of their investment.

Nature of Exploration and Development

The exploration and development of mineral deposits involve significant financial risks. Development of any of the exploration properties in which the Company has an interest will only follow upon obtaining satisfactory exploration results. The exploration and development of mineral deposits involve significant financial risks over an extended period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of a mine may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish mineral resources and mineral reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on the Company’s mineral resource properties will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, which include, among other things, the accuracy of reserve estimates, the particular attributes of the deposit, such as its size and grade, ability to economically recover commercial quantities of the minerals, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting and environmental protection. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits and availability of adequate financing. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

It is possible that actual costs and economic returns of current and new mining operations may differ materially from the Company’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, take much longer than originally anticipated to bring into a producing phase, and to require more capital than anticipated.

The Company’s Mineral Reserves and Resources are Estimates

Mineral reserves and resources are statistical estimates of mineral content, based on limited information acquired through drilling and other sampling methods, and require judgmental interpretations of geology. Successful extraction requires safe and efficient mining and processing. The Company’s mineral reserves and resources are estimates, and no assurance can be given that the estimated resources are accurate or that the indicated level of uranium or vanadium will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.

Mineral reserve and resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. It should not be assumed that all or any part of the Company’s mineral resources constitute or will be converted into reserves. Market price fluctuations of uranium or vanadium as applicable, as well as increased production and capital costs or reduced recovery rates, may render the Company’s proven and probable reserves unprofitable to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended September 30, 2012
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Environmental Regulatory Requirements and Risk

The Company is required to comply with environmental protection laws and regulations and permitting requirements promulgated by federal agencies and various states and counties in which the Company operates, in connection with mining and milling operations. The uranium industry is subject not only to the worker health and safety and environmental risks associated with all mining businesses, but also to additional risks uniquely associated with uranium mining and milling. The Company expends significant resources, both financial and managerial, to comply with these laws and regulations. The possibility of more stringent regulations exists in the areas of worker health and safety, storage of hazardous materials, standards for heavy equipment used in mining or milling, the disposition of wastes, the decommissioning and reclamation of exploration, mining, milling and in-situ sites, climate change and other environmental matters, each of which could have a material adverse effect on the cost or the viability of a particular project.

The Company cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation is generally toward stricter standards, and this trend is likely to continue in the future. This recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands. These regulations may require the acquisition of permits or other authorizations for certain activities. These laws and regulations may also limit or prohibit activities on certain lands. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies, stricter interpretation of existing laws and stricter permit and license conditions, may necessitate significant capital outlays, may materially affect the Company’s results of operations and business or may cause material changes or delays in the Company’s intended activities. There can be no assurance of the Company’s continued compliance or ability to meet stricter environmental laws and regulations and permit or license conditions.

The Company’s operations may require additional analysis in the future including environmental, cultural and social impact and other related studies. Certain activities require the submission and approval of environmental impact assessments. The Company cannot provide assurance that it will be able to obtain or maintain all necessary permits that may be required to continue operations or exploration and development of its properties or, if feasible, to commence construction or operation of mining facilities at such properties on terms that enable operations to be conducted at economically justifiable costs. If the Company is unable to obtain or maintain, licenses, permits or other rights for development of its properties, or otherwise fails to manage adequately future environmental issues, its operations could be materially and adversely affected.

Opposition to Mining may Disrupt Business Activity

In recent years, governmental and non-governmental agencies, individuals, communities and courts have become more vocal and active with respect to their opposition of certain mining and business activities including with respect to the commencement and recommencement of mining at the Company's mines, such as the Canyon Mine. This opposition may take on forms such as road blockades, applications for injunctions seeking work stoppages, refusals to grant access to lands or to sell lands on commercially viable terms, lawsuits for damages or to revoke or modify licenses and permits, issuances of unfavourable laws and regulations, and other rulings contrary to an entity’s interest. These actions can occur in response to current activities or in respect of mines that are decades old. Opposition to the Company’s business activities are beyond the Company’s control. Any opposition to the Company’s business activities may cause a disruption to the Company’s business activities and may result in increased costs and this could have a material adverse effect on the Company’s business and financial condition.

Competition for Properties and Experienced Employees

The Company competes with other mining companies and individuals for mining interests on exploration properties and the acquisition of mining assets, which may increase its cost of acquiring suitable claims, properties and assets, and the Company also competes with other mining companies to attract and retain key executives and employees.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended September 30, 2012
(Expressed in U.S. Dollars, Unless Otherwise Noted)

There can be no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring such properties and assets or in attracting and retaining skilled and experienced employees. The mining industry has been impacted by increased worldwide demand for critical resources such as input commodities, drilling equipment, tires and skilled labour, and these shortages have caused unanticipated cost increases and delays in delivery times, thereby impacting operating costs, capital expenditures and production schedules.

Litigation

The Company is subject to litigation arising in the normal course of business and may be involved in disputes with other parties in the future which may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price or failure to comply with disclosure obligations. The results of litigation cannot be predicted with certainty. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company’s financial performance, cash flow and results of operations.

Decommissioning and Reclamation

As owner and operator of the White Mesa Mill and numerous uranium and uranium/vanadium mines located in the United States and certain exploration properties, and for so long as the Company remains an owner thereof, the Company is obligated to eventually reclaim or participate in the reclamation of such properties. Most, but not all, of the Company’s reclamation obligations are bonded, and cash and other assets of the Company have been reserved to secure this bonded amount. Although the Company’s financial statements will record a liability for the asset retirement obligation, and the bonding requirements are generally periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability to be provided on the Company’s financial statements.

Decommissioning plans for the Company’s properties have been filed with applicable regulatory authorities. These regulatory authorities have accepted the decommissioning plans in concept, not upon a detailed performance forecast, which has not yet been generated. As the Company’s properties approach or go into decommissioning, further regulatory review of the decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulatory authorities.

Technical Innovation and Obsolescence

Requirements for the Company’s products and services may be affected by technological changes in nuclear reactors, enrichment and used uranium fuel reprocessing. These technological changes could reduce the demand for uranium or vanadium. In addition, the Company’s competitors may adopt technological advancements that give them an advantage over the Company.

Property Title Risk

The Company has investigated its rights to explore and exploit all of its material properties and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to the Company’s detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including by local governments.

The validity of unpatented mining claims on U.S. public lands is sometimes difficult to confirm and may be contested. Due to the extensive requirements and associated expense required to obtain and maintain mining rights on U.S. public lands, the Company's U.S. properties are subject to various title uncertainties which are common to the industry or the geographic location of such claims, with the attendant risk that there may be defects in its title. In addition, the Secretary of the Interior has withdrawn certain lands around the Grand Canyon National Park from location and entry under the Mining Laws. All of the Company’s material Arizona Strip properties are located on these withdrawn lands. No new mining claims may be filed on the withdrawn lands and no new plans of operations may be approved, other than plans of operations on mining claims that were valid at the time of withdrawal and that remain valid at the time of plan approval. Whether or not a mining claim is valid must be determined by a mineral examination conducted by BLM or USFS, as applicable. The mineral examination, which involves an economic evaluation of a project, must demonstrate the existence of a locatable mineral resource and that the mineral resource constitutes discovery of a valuable mineral deposit. The Company believes that all of its material Arizona Strip projects are on valid mining claims that would withstand a mineral examination. Further, the Company’s Arizona 1 and Pinenut mines have approved plans of operations which, absent modification, would not require a mineral examination. Although the Company’s Canyon Mine also has an approved plan of operations, which, absent modification, would not require a mineral examination, the USFS performed a mineral examination at that mine in 2012, and concluded that the underlying mining claims were valid existing rights. However, market conditions may postpone or prevent the performance of mineral examinations on certain other properties and, if a mineral examination is performed on a property, there can be no guarantee that the mineral examination would not result in one or more of the Company’s mining claims being considered invalid, which could prevent a project from proceeding.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended September 30, 2012
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Foreign Currency Risks

The Company’s operations are subject to foreign currency fluctuations. The Company’s operating expenses and revenues are primarily incurred in U.S. dollars, while some of its cash balances and expenses are measured in Canadian dollars. The fluctuation of the Canadian dollar in relation to the U.S. dollar will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and shareholders’ equity.

Post-Acquisition Success

The Company may not realize the currently anticipated benefits of acquiring the US Mining Division due to integration and operational challenges. The success of the Company following the Denison Acquisition will depend in large part on the success of the Company’s management in integrating the US Mining Division into the Company. The failure of the Company to achieve such integration could result in the failure of the Company to realize the anticipated benefits of the Denison Acquisition and could impair the results of operations, profitability and financial results of the Company.

Production Estimates and Production Efficiency

The Company may from time to time prepare estimates of future production for particular operations. No assurance can be given that any such production estimates will be achieved nor can assurance be given that production will be achieved in a cost effective manner. Failure to achieve production estimates or failure to achieve production in a cost effective manner could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition. These production estimates are based on, among other things, the following factors: the accuracy of mineral reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; the accuracy of estimated rates and costs of mining and processing; and assumptions as to future commodity prices.

The Company’s actual production may vary from estimates for a variety of reasons, including, among others: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short term operating factors relating to the mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risk and hazards associated with mining; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures and cave-ins; unexpected labor shortages or strikes; and varying conditions in the commodities markets.

Dependence on Issuance of Mill Licence Amendments and Renewals

The Company maintains regulatory licenses and permits in order to operate its mill at White Mesa, all of which are subject to renewal from time to time and are required in order for the Company to operate in compliance with applicable laws and regulations. In addition, depending on the Company’s business requirements, it may be necessary or desirable to seek amendments to one or more of its licenses or permits from time to time. While the Company has been successful in renewing its licenses and permits on a timely basis in the past and in obtaining such amendments as have been necessary or desirable, there can be no assurance that such license and permit renewals and amendments will be issued by applicable regulatory authorities on a timely basis or at all in the future.

Mining and Insurance

The operations of the Company are subject to all of the hazards and risks normally incidental to exploration, development and mining of mineral properties, including environmental hazards, industrial accidents, labor disputes, encountering unusual or unexpected geologic formations, rock bursts, pressures, cave-ins, flooding and periodic interruptions due to inclement or hazardous weather conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of, the Company’s mineral properties or processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of production from the Company’s mines or processing facilities or in its exploration or development activities, delay in or inability to receive regulatory approvals to transport its uranium concentrates, or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium mining and processing, additional costs and risks are incurred by the Company on a regular and ongoing basis.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended September 30, 2012
(Expressed in U.S. Dollars, Unless Otherwise Noted)

While the Company may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks are such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which the Company cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings, financial position and competitive position of the Company. No assurance can be given that such insurance will continue to be available or will be available at economically feasible premiums or that it will provide sufficient coverage for losses related to these or other risks and hazards. This lack of insurance coverage could result in material economic harm to the Company.

Replacement of Mineral Reserves and Resources

The Company’s mineral reserves and resources at its Arizona Strip, EZ Complex, Sage Plain, Henry Mountains, Daneros, Sheep Mountain, Whirlwind~~,~~ and Energy Queen projects are the Company’s primary sources (and potential sources) of uranium concentrates. Unless other mineral reserves and resources are discovered or extensions to existing ore bodies are found, the Company’s sources of production for uranium concentrates will decrease over time as its current mineral reserves and resources are depleted. There can be no assurance that the Company’s future exploration, development and acquisition efforts will be successful in replenishing its mineral reserves and resources. In addition, while the Company believes that many of its properties will eventually be put into production, there can be no assurance that they will be or that they will be able to replace current production.

Credit Risk

The Company’s sales of uranium and vanadium products expose Energy Fuels to the risk of non-payment. The Company manages this risk by monitoring the credit worthiness of its customers and requiring pre-payment or other forms of payment security from customers with an unacceptable level of credit risk.

Dependence on Key Personnel and Qualified and Experienced Employees

The Company’s success will largely depend on the efforts and abilities of certain senior officers and key employees. Certain of these individuals have significant experience in the uranium industry. The number of individuals with significant experience in this industry is small. While the Company does not foresee any reason why such officers and key employees will not remain with the Company, if for any reason they do not, the Company could be adversely affected. The Company has not purchased key man life insurance for any of these individuals.

The Company’s success will also depend on the availability of qualified and experienced employees to work in the Company’s operations and the Company’s ability to attract and retain such employees. The number of individuals with relevant mining and operational experience in this industry is small.

Disclosure and Internal Controls

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to a company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended September 30, 2012
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Conflicts of Interest

Some of the directors of the Company are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, one of the consequences will be that corporate opportunities presented to a director of the Company may be offered to another company or companies with which the director is associated, and may not be presented or made available to the Company. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company, to disclose any interest which they may have in any project or opportunity of the Company, and to abstain from voting on such matter. Conflicts of interest that arise will be subject to and governed by the procedures prescribed in the Company’s Code of Ethics and by the Business Corporations Act (Ontario).

Labor Relations

None of the Company’s operations directly employ unionized workers who work under collective agreements. However, there can be no assurance that employees of the Company or its contractors do not become unionized in the future, which may impact mill and mining operations. Any lengthy work stoppages may have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Infrastructure

Mining, processing, development and exploration activities depend, to a substantial degree, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants affecting capital and operating costs. The Company considers the existing infrastructure to be adequate to support its proposed operations. However, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations, financial condition and results of operations of the Company.

QUALIFIED PERSON

The disclosure of scientific and technical information regarding Energy Fuels’ properties in this MD&A was prepared under the supervision of Stephen P. Antony, P.E. President and Chief Executive Officer of Energy Fuels, who is a Qualified Person in accordance with the requirements of National Instrument 43-101.